Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

MEDICAL ACTION INDUSTRIES INC.,

MA ACQUISITION INC.,

AVID MEDICAL, INC.

AND

MICHAEL SAHADY,

AS STOCKHOLDER REPRESENTATIVE

Dated August 27, 2010

(i)

(ii)

LIST OF ANNEXES

Annex I	Principal Stockholders

LIST OF EXHIBITS

Exhibit A	Option Cancellation Agreement
Exhibit B	Escrow Agreement
Exhibit C	Certificate of Merger
Exhibit D	Lease Option Agreement
Exhibit E	Consent and Support Agreement
Exhibit F	Release Agreement
Exhibit G	Paying Agent Agreement

(iii)

LIST OF SCHEDULES

Schedule 1.4(c)	Directors and Officers of the Surviving Company
Schedule 2.1(a)(i)	Company Transaction Costs
Schedule 2.1(a)(ii)	Indebtedness
Schedule 2.1(a)(iii)	Employee Payments
Schedule 2.3(b)	Releasing Parties
Schedule 2.5	Vested Company Options
Schedule 3.3	Capitalization
Schedule 3.4(a)	Breach or Default
Schedule 3.4(b)	Governmental Consents and Filings
Schedule 3.4(c)	Other Consents
Schedule 3.5(a)	Real Property Interests
Schedule 3.5(b)	Lease Compliance
Schedule 3.6	Inventory Defects
Schedule 3.7	Financial Statements
Schedule 3.8	Undisclosed Liabilities
Schedule 3.9	Absence of Certain Changes
Schedule 3.10	Legal Proceedings
Schedule 3.11	Compliance with Law
Schedule 3.12	Company Contracts
Schedule 3.13	Tax Matters
Schedule 3.13(x)	Tax Returns
Schedule 3.14	Directors, Officers and Employees
Schedule 3.15(a)	Company Benefit Plans
Schedule 3.15(d)	Benefit Plans Compliance
Schedule 3.15(e)	Sanctions; Penalties
Schedule 3.15(g)	Medical and Life Insurance Entitlements
Schedule 3.16	Labor Matters
Schedule 3.17	Insurance Policies
Schedule 3.18	Intellectual Property
Schedule 3.19	Licenses and Permits
Schedule 3.20	Bank Accounts
Schedule 3.21	Finders Fees
Schedule 3.22	Environmental Matters
Schedule 3.23(a)	Major Customers; Major Suppliers
Schedule 3.23(b)	Changes/Disputes with Major Customers and Major Suppliers
Schedule 3.23(c)	Termination/Limitation of Business Relationships
Schedule 3.26	Assets Necessary to Conduct the Business
Schedule 3.27	Collectability of Accounts Receivable and Accounts Payable
Schedule 4.5	Parent Finders Fees
Schedule 6.2(a)	Employment Agreements
Schedule 9.1	Knowledge Parties

(iv)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of August 27, 2010 (the “Agreement”), is made by and among Medical Action Industries Inc., a Delaware corporation (the “Parent”), MA Acquisition Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (the “Merger Sub”), Avid Medical, Inc., a Delaware corporation (the “Company”), and Michael Sahady (the “Stockholder Representative”). Each of Parent, Merger Sub and the Company are referred to herein as a “Party” and together as the “Parties”.

WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company have determined that the merger of Merger Sub with and into the Company, with the Company being the Surviving Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, would be fair and in the best interests of their respective companies and stockholders, and such boards of directors have approved such Merger and the other transactions contemplated hereby and have adopted this Agreement (and, in the case of the Company, recommended that this Agreement be adopted by the Stockholders);

WHEREAS, pursuant to the terms of this Agreement, each share of Common Stock, par value $0.001 per share of the Company (the “Common Stock”), issued and outstanding at the Effective Time (as defined below), and each share of Series A Convertible Preferred Stock, par value $0.001 per share of the Company (the “Preferred Stock”), issued and outstanding at the Effective Time (collectively, the “Outstanding Shares”) (each holder of an Outstanding Share is referred to herein as a “Stockholder”) will be converted, subject to the terms hereof, into the right to receive an amount in cash equal to the Per-Share Merger Consideration (excluding the Dissenting Shares as hereinafter provided), and each Company Option outstanding at the Effective Time will be, subject to the terms hereof, entitled to receive an amount in cash equal to the Per-Option Merger Consideration (all of the Outstanding Shares and all Company Options are collectively referred to herein as the “Fully-Diluted Shares”) (each holder of a Company Option outstanding at the Effective Time is referred to herein as an “Option Holder”);

WHEREAS, authorization and consummation of the Merger by the Company and approval of this Agreement (such approval, the “Company Stockholder Approval”) requires the affirmative vote of (i) a majority of the outstanding shares of Common Stock and Preferred Stock voting together as a single class and (ii) a majority of the outstanding shares of Preferred Stock voting as a separate class; and

WHEREAS, prior to or in conjunction with the execution and delivery of this Agreement, and as a condition to Parent’s willingness to enter into this Agreement, Parent and the principal Stockholders identified on Annex I hereto (the “Principal Stockholders”), which Principal Stockholders hold not less than a majority of the outstanding shares of Common Stock and a majority of the outstanding shares of Preferred Stock required for the Company Stockholder Approval, have entered into consent and support agreements, in the form attached as Exhibit E hereto (the “Consent and Support Agreements”), pursuant to which, among other things, such Principal Stockholders have consented to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the Parties hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company at the Effective Time upon the filing of the Certificate of Merger. At the Effective Time, the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Merger (the “Surviving Company”) and shall continue its existence under the name “Avid Medical, Inc.”

Section 1.2 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VI, the closing of the Merger (the “Closing”) shall take place simultaneously with the execution and delivery of this Agreement (the “Closing Date”), at the offices of Vinson & Elkins L.L.P., 666 Fifth Avenue, New York, New York 10103, unless another date, time or place is agreed by the Parties hereto.

Section 1.3 Effective Time of the Merger. On the Closing Date, the Company and Merger Sub shall cause a certificate of merger, in the form attached as Exhibit C hereto (the “Certificate of Merger”), to be executed, acknowledged and filed with the Secretary of State of the State of Delaware, along with any other documents as may be required under the DGCL. The Merger will become effective at the time and date at which the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware (the “Effective Time”).

Section 1.4 Effects of the Merger.

(a) The Merger shall have the effects as set forth herein and in Section 259(a) of the DGCL.

(b) The certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in conjunction with the Merger (in accordance with the provisions of the Certificate of Merger), and shall thereafter remain the certificate of incorporation of the Surviving Company until further amended in accordance with the provisions thereof and the DGCL. The bylaws of the Company as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Company until amended in accordance with the provisions thereof, the certificate of incorporation and the DGCL.

(c) The directors and officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors and officers, respectively, of the Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Company. The names and addresses of the directors and officers of the Surviving Company are set forth on Schedule 1.4(c).

ARTICLE II

EFFECT OF THE MERGER; PAYMENT OF MERGER CONSIDERATION

Section 2.1 Merger Consideration.

(a) The total consideration, subject to adjustment in accordance with the terms of this Agreement, to be paid by Parent pursuant to this Agreement in consideration for the Merger, and the agreements and covenants set forth in this Agreement, shall be sixty-two-million-five-hundred-thousand dollars ($62,500,000) (the “Acquisition Amount”) and shall be payable in accordance with this Section 2.1. The “Merger Consideration” shall be an amount equal to the Acquisition Amount minus (i) an aggregate amount equal to the Company Transaction Costs to the extent not paid prior to the Closing, which costs are set forth in detail in Schedule 2.1(a)(i), minus (ii) an aggregate amount equal to the aggregate outstanding amounts due in respect of any Indebtedness for borrowed money (excluding all amounts due under the Avid Lease) of the Company that has not been repaid in cash by the Company prior to Closing (such amount, the “Indebtedness Pay-off Amount”), which amounts are set forth in detail in Schedule 2.1(a)(ii), minus (iii) an aggregate amount equal to the aggregate amounts of any Employee Payments to be made in conjunction with the Closing, which payments are set forth in detail in Schedule 2.1(a)(iii). The aggregate amount of cash payable pursuant to this Section 2.1 for each Outstanding Share (the “Per-Share Merger Consideration”) shall be an amount equal to (x) the Merger Consideration calculated in accordance with the preceding sentence plus (y) the aggregate exercise price of all Company Options divided by (z) the aggregate number of Fully-Diluted Shares. The aggregate amount of cash payable pursuant to this Section 2.1 for each Company Option (the “Per-Option Merger Consideration”) shall be an amount equal to the Per-Share Merger Consideration minus the exercise price applicable to such Company Option. The Merger Consideration, Per-Share Merger Consideration and Per-Option Merger Consideration calculated in accordance with this Section 2.1 shall be further adjusted in order to account for any payment made to Parent from the Escrow Amount pursuant to the provisions of Article VII. The Acquisition Amount shall be paid at Closing as follows:

(a) Parent shall pay or cause to be paid the Company Transaction Costs, if any, on behalf of the Company or the Stockholders, as applicable, to the applicable Persons by wire transfer in accordance with the instructions set forth on Schedule 2.1(a)(i) hereto or as otherwise provided by the Company. Notwithstanding anything to the contrary herein, none of Parent, Merger Sub or the Surviving Company shall be liable for any Company Transaction Costs not explicitly set forth on Schedule 2.1(a)(i) as of the Closing Date; any Company Transaction Costs not explicitly set forth on Schedule 2.1(a)(i), whether arising before, on or after the Closing Date, shall be the sole responsibility of the Stockholders and Option Holders, and the Stockholders and Option Holders shall indemnify and hold harmless each Parent Indemnified Party with respect to any such costs in accordance with the terms of Article VII.

(b) Parent shall pay or cause to be paid to each holder of Indebtedness for borrowed money, as identified on Schedule 2.1(a)(ii), by wire transfer of immediately available funds to an account designated by such holder in writing, the portion of the Indebtedness Pay-off Amount set forth beside such holder’s name on the above-referenced Schedule 2.1(a)(ii).

(c) Parent shall pay or cause to be paid to each employee of the Company identified on Schedule 2.1(a)(iii) attached hereto, by check or wire transfer of immediately available funds to an account designated by such employee in writing, the Employee Payment amount set forth beside such employee’s name on Schedule 2.1(a)(iii).

(d) Parent shall deposit or cause to be deposited the Escrow Amount with the Escrow Agent in accordance with Section 2.3(a)(i) hereof.

(e) Parent shall pay or cause to be paid to the Paying Agent (for the benefit of the Stockholders who comply with Section 2.3(b) hereof), by wire transfer of immediately available funds to an account designated by the Paying Agent in writing, and the Paying Agent shall in turn pay or cause to be paid to each Stockholder, subject to such Stockholder’s compliance with Section 2.3(b) hereof, by wire transfer of immediately available funds to an account designated by such Stockholder in writing, an amount equal to (i) the product of the Per-Share Merger Consideration and the number of Outstanding Shares owned or held by such Stockholder minus (ii) such Stockholder’s Ownership Percentage multiplied by the Escrow Amount (the value after the adjustments of items (i) and (ii), the “Share Merger Consideration Payable at Closing”) minus (iii) any necessary reductions pursuant to Section 2.3(b)(iii) and Section 2.3(c) below.

(f) Parent shall pay or cause to be paid to the Paying Agent, by wire transfer of immediately available funds to an account designated by the Paying Agent in writing, and the Paying Agent shall in turn pay or cause to be paid to each Option Holder, subject to such holder’s compliance with Section 2.5 hereof, by wire transfer of immediately available funds to an account designated by such Option Holder in writing, an amount equal to (i) the aggregate Per-Option Merger Consideration payable to such Option Holder for all of the Company Options owned or held by such Option Holder minus (ii) such Option Holder’s Ownership Percentage multiplied by the Escrow Amount (the value after the adjustments of items (i) and (ii), the “Option Merger Consideration Payable at Closing”) minus (iii) any necessary reductions pursuant to Section 2.5(ii) and Section 2.3(c) below.

Section 2.2 Effect on Capital Stock; Conversion of Securities.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of any Person, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one share of the common stock, par value $0.01 per share, of the Surviving Company, all of which shall be owned by Parent.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any Outstanding Shares, each Outstanding Share (other than (i) any Outstanding Shares that are owned or held in the treasury of the Company, all of which shall cease to be outstanding and be cancelled and none of which shall receive any payment with respect thereto, and (ii) the Dissenting Shares), and all rights in respect thereof, shall be converted into the right to receive the Per-Share Merger Consideration payable to the holder thereof without interest thereon. All such cash shall be distributed to the Stockholders as set forth in Section 2.3.

(c) As of the Effective Time, all Outstanding Shares converted in accordance with Section 2.2(b) no longer shall be outstanding and shall automatically be cancelled and retired and shall cease to exist and the register of Stockholders of the Company shall be updated accordingly, and each such Outstanding Share shall thereafter represent only the right to receive the Per-Share Merger Consideration. The holders of such Outstanding Shares shall cease to have any rights with respect to such Outstanding Shares except as otherwise provided herein or by

Applicable Law and, upon the surrender of such Outstanding Shares in accordance with the provisions of Section 2.3(b), shall only have the right to receive for each such share, the Per-Share Merger Consideration, without interest.

Section 2.3 Escrow; Exchange of Shares.

(a) Escrow.

(i) On the Closing Date, Parent shall deposit with the Escrow Agent the Escrow Amount to be held in escrow and distributed by the Escrow Agent pursuant to the terms and conditions of the Escrow Agreement. The Escrow Amount shall consist of an amount equal to $6,000,000 to satisfy Parent Losses, if any, pursuant to Article VII hereof.

(ii) On the date which is twelve (12) months after the Closing Date (or if such date is not a Business Day, the immediately following Business Day) (the “Indemnification Escrow Termination Date”), the Escrow Agent shall release to the Paying Agent, on behalf of each former Stockholder and Option Holder, an aggregate amount, if any, equal to (x) the remainder of the Escrow Amount minus (y) the Unresolved Claim Amount as of such date, it being understood and agreed that if the amount described in clause (y) equals or exceeds the amount set forth in clause (x), then there would be no release of funds from the Escrow Amount at the Indemnification Escrow Termination Date. The escrow fund shall terminate as of the Indemnification Escrow Termination Date except to the extent that there are amounts withheld pursuant to the preceding sentence for Unresolved Claim Amounts (and the escrow shall continue with respect to such withheld amount), and such withheld amount (or the applicable portion thereof) shall either be paid to the applicable Parent Indemnified Party or paid to the Paying Agent (on behalf of the former Stockholders and Option Holders), as applicable, in each case pursuant to a joint instruction letter executed by Parent and the Stockholder Representative upon final resolution of each such Claim in accordance with the terms of the Escrow Agreement and Article VII hereof.

(b) Exchange Procedures. At the Closing, Parent shall deposit with the Paying Agent the amount of the Merger Consideration calculated in accordance with Section 2.1 hereof less the Escrow Amount payable to the Escrow Agent pursuant to Section 2.3(a). Promptly after the Closing Date, the Paying Agent shall deliver to each Stockholder, but excluding Stockholders in respect of their Dissenting Shares (i) a letter of transmittal (which shall specify that delivery of the Outstanding Shares shall be deemed to be effected by and contemporaneously with the delivery of the letter of transmittal), (ii) instructions for use in effecting the surrender of the Outstanding Shares and updating the Company’s register of Stockholders to reflect such cancellation in exchange for the Share Merger Consideration Payable at Closing, and (iii) in the case of the Stockholders listed on Schedule 2.3(b), a release agreement, in the form attached as Exhibit F hereto (the “Release Agreement”), executed by each such Stockholder providing the Company with the authority to reduce such Stockholder’s Share Merger Consideration Payable at Closing by the amount of any Indebtedness owed by such Stockholder to the Company as reflected on Schedule 2.3(b). Upon surrender of the Outstanding Shares for cancellation to the Paying Agent by means of the letter of transmittal, duly executed, and such other customary documents (including the Release Agreement, if applicable) as may be required pursuant to such instructions, each Stockholder shall be entitled after Closing to receive from the Paying Agent, in exchange therefor, cash in an amount equal to the Share Merger Consideration Payable at Closing, in accordance with Section 2.1(e), minus (x) the amount of Indebtedness identified on Schedule 2.3(b) payable to the Company by the applicable Stockholder, if any, as reflected on Schedule 2.3(b), and (y) any such amounts withheld pursuant to Section 2.3(c) below. Such cash payable to the Stockholders shall be wired, in immediately available funds, to the account or accounts designated by the respective Stockholders in their respective letters of transmittal or, if requested by any Stockholder in its letter of transmittal, shall be paid by check. Until surrendered as contemplated by this Section 2.3(b), each Outstanding Share (other than Dissenting Shares) shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the applicable Per-Share Merger Consideration (as adjusted pursuant to the terms of this Agreement).

(c) Withholding Rights. Each of Parent and the Surviving Company shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Outstanding Shares and the holder of any Company Options or the recipient of any Employee Payments such amounts as Parent or the Surviving Company, as the case may be, is required to deduct and withhold with respect to the making of such payment under the Code or any provision of federal, state, local or non-U.S. Tax law. To the extent that amounts are so deducted and withheld by Parent or the Surviving Company, as the case may be, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Outstanding Shares or Company Options or the recipient of any Employee Payments in respect of which such deduction and withholding was made by Parent or the Surviving Company.

Section 2.4 Register of Stockholders. At the Effective Time, the register of Stockholders of the Company shall be closed and there shall be no further registration of transfers of capital stock of the Company thereafter. From and after the Effective Time, any Outstanding Shares deemed to be presented to Parent for any reason shall be converted into the applicable Per-Share Merger Consideration, subject to Applicable Laws in the case of Dissenting Shares.

Section 2.5 Treatment of Company Options. Any outstanding, unexercised and unexpired Company Option that, by its terms, is not vested and exercisable by the holder thereof immediately prior to the Effective Time shall be accelerated in full so that each Company Option is fully vested and exercisable as of the Effective Time, such accelerated vesting to be conditioned upon the consummation of the transactions contemplated in this Agreement. As soon as is reasonably practicable following the Effective Time, the Paying Agent shall deliver to each Option Holder (i) an option cancellation agreement, substantially in the form attached hereto as Exhibit A, which shall specify that the exercise, delivery and cancellation of each Company Option shall be deemed to be effected as of the Closing Date in exchange for an amount equal to the Option Merger Consideration Payable at Closing, and (ii) in the case of the Option Holders listed on Schedule 2.5, a Release Agreement executed by such Option Holder providing the Company with the authority to reduce such Option Holder’s portion of the Option Merger Consideration Payable at Closing by the amount of any Indebtedness owed by such Option Holder to the Company as reflected on Schedule 2.5. Upon surrender of the Company

Options to the Paying Agent by means of the option cancellation agreement, duly executed, and such other customary documents (including the Release Agreement, if applicable) as may be required pursuant thereto, each holder of Company Options shall be entitled after Closing to receive from the Paying Agent, in exchange therefor, cash in an amount equal to the Option Merger Consideration Payable at Closing, minus the amount that is required to be deducted and withheld with respect to the making of such payment under the Code or any provision of federal, state, local or non-U.S. Tax law, minus the amount of Indebtedness identified on Schedule 2.5 hereto owed to the Company by the applicable Option Holder (if any or if such Option Holder is also a Stockholder, only to the extent such amount has not already been deducted pursuant to Section 2.3(b)(iii)). Such cash payable to the holders of Company Options shall be wired, in immediately available funds, to the account or accounts designated by the respective Option Holders in their respective option cancellation agreements or, if requested by any Option Holder in its option cancellation agreement, shall be paid by check. Schedule 2.5 sets forth (a) a list of each Option Holder, (b) the number of Company Options attributable to each holder thereof, (c) the exercise price applicable to each Company Option, (d) the aggregate dollar amount payable to each holder of Company Options pursuant to this Section 2.5 and (e) the amount of Indebtedness, if any, owed to the Company by the applicable Option Holder.

Section 2.6 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, the Dissenting Shares shall not be converted into or represent the right to receive the Per-Share Merger Consideration into which the Outstanding Shares held by such Stockholder would otherwise have been converted pursuant to this Article II. At the Effective Time, all Dissenting Shares shall be cancelled and shall cease to exist, and such Stockholders holding Dissenting Shares will be entitled only to receive payment of the appraised value of such Dissenting Shares held by them in accordance with the provisions of Section 262 of the DGCL, which shall be subject to the Delaware court’s determination of the fair value pursuant to such Section 262, payable in the form of cash, except that all Dissenting Shares held by a Stockholder who has failed to perfect or withdraws or loses its rights to appraisal of such Outstanding Shares under Section 262 of the DGCL will thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Per-Share Merger Consideration payable pursuant to this Article II.

Section 2.7 Lost, Stolen or Destroyed Certificates. In the event any certificate representing Outstanding Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Paying Agent shall pay in exchange for each such lost, stolen or destroyed certificate the Per-Share Merger Consideration multiplied by the number of Outstanding Shares represented by such lost, stolen or destroyed certificate (as such amount is adjusted pursuant to the terms of this Agreement), if any, deliverable in respect thereof as determined in accordance with Section 2.3(b) hereof. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such payment is to be paid, as a condition precedent to the issuance thereof, shall indemnify Parent in a manner reasonably satisfactory to Parent against any Claim that may be made against Parent or the Surviving Company with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 2.8 Paying Agent’s Payments to Former Stockholders and Option Holders. Pursuant to the terms of the Escrow Agreement and the Paying Agent Agreement, the Paying

Agent shall distribute to each former Stockholder and Option Holder his or her Ownership Percentage of all funds received by the Paying Agent on behalf of the former Stockholders and Option Holders (including any portion of the Escrow Amount) promptly following the receipt of such funds by the Paying Agent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub as follows. The Company hereby acknowledges that Parent and Merger Sub are relying on the following representations and warranties in entering into this Agreement.

Section 3.1 Organization of the Company. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company (a) has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted and presently contemplated, and (b) is duly qualified or registered and in good standing as a foreign corporation to transact business under the laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except in the case of clause (b) for such failures to be qualified or registered as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has heretofore Made Available to Parent true, correct and complete copies of the organizational documents of the Company as currently in effect, and Made Available the corporate record books of the Company.

Section 3.2 Authorization; Enforceability.

(a) The Company has all necessary corporate power, capacity and authority to execute and deliver this Agreement, the Certificate of Merger and any Ancillary Documents to which it is a party and to perform the Company’s obligations under this Agreement, the Certificate of Merger and any Ancillary Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement, the Ancillary Documents to which the Company is a party and the Certificate of Merger have been approved by the Board of Directors by resolution thereof. Except for the Company Stockholder Approval, no additional corporate proceedings or approvals on the part of the Company or any Stockholders are necessary to authorize the execution and delivery of this Agreement, the Ancillary Documents to which the Company is a party and the Certificate of Merger and the consummation by the Company of the transactions contemplated hereby and thereby.

(b) The Board of Directors has determined that this Agreement, the Ancillary Documents to which the Company is a party, the Certificate of Merger, the Merger and the other transactions contemplated hereby and thereby, taken together, are advisable, have approved the same and recommended the Merger and this Agreement to the Stockholders for their approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof and thereof by Parent and Merger Sub, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies (collectively, the “Enforceability Exceptions”).

Section 3.3 Capitalization; Subsidiaries.

(a) Schedule 3.3 sets forth the true, correct and complete capital structure of the Company as of the date hereof by listing thereon the authorized and issued share capital of the Company, which represents all of the equity interests in the Company. The Company has no subsidiaries.

(b) All of the Outstanding Shares of the Company as of the date hereof (i) are duly authorized, validly issued, fully paid and non-assessable and (ii) were not issued in violation of any preemptive rights, rights of first refusal or other similar rights of any Person.

(c) As of the Effective Time, the Principal Stockholders will own, beneficially and of record, an amount of Common Stock and Preferred Stock voting together as one class and an amount of Preferred Stock voting as a separate class representing at least the Closing Date Majority of the Outstanding Shares. Annex I sets forth the name of each Principal Stockholder together with the number of shares of Common Stock and Preferred Stock held by each such Principal Stockholder.

(d) Except as disclosed on Schedule 3.3, (i) no shares or other equity interests of the Company are reserved for issuance or are held as treasury shares; (ii) there are no outstanding options, warrants, rights, calls, commitments, conversion rights, rights of exchange, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities or other plans or commitments, contingent or otherwise, relating to the shares or other equity interests of the Company; (iii) there are no outstanding rights, preferences, privileges or other contracts or agreements of the Company or any other Person to purchase, redeem or otherwise acquire any outstanding shares or other equity interests of the Company, or securities or obligations of any kind convertible into any shares or other equity interests of the Company; (iv) there are no dividends which have accrued or been declared but are unpaid on the Outstanding Shares or other equity interests of the Company; (v) there are no outstanding or authorized stock appreciation, phantom shares, profit participation or similar rights affecting the Company; and (vi) there are no documents or agreements to which the Company is a party that grant or impose on the Outstanding Shares or other equity interests of the Company any right, preference, privilege or restriction with respect to the transactions contemplated hereby (including any right of first refusal). Except as disclosed on Schedule 3.3, neither the Company nor, to the Knowledge of the Company, any Stockholder is party to any voting trust, proxy or other Stockholder or similar agreement or understanding with respect to the voting of the equity interests of the Company.

(e) Schedule 2.1(a)(ii) sets forth a true, correct and complete list of the amount of all Indebtedness of the Company outstanding as of the date of this Agreement. As of the date hereof, other than as set forth on such Schedule 2.1(a)(ii), the Company has no outstanding Indebtedness.

Section 3.4 Absence of Restrictions and Conflicts; Consents.

(a) Except as set forth on Schedule 3.4(a), the execution, delivery and performance of this Agreement and the Ancillary Documents to which the Company is a party, the consummation of the transactions contemplated by this Agreement and the Ancillary Documents to which the Company is a party and the fulfillment of and compliance with the terms and conditions of this Agreement and the Ancillary Documents (to which the Company is a party) by the Company do not or will not (as the case may be), result in any violation of or constitute a breach or default (with or without notice or lapse of time or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a substantial benefit under (i) any term or provision of the certificate of incorporation or bylaws of the Company or other similar organizational documents, (ii) the Company Contracts or any other contract, agreement, permit, franchise or license applicable to the Company or (iii) any judgment, decree, order, injunction, award or ruling of any Governmental Entity or arbitration panel to which the Company is a party or by which the Company or any of its assets or properties is bound or (iv)any Applicable Laws, except in the case of clauses (ii), (iii) and (iv) above, where any such breach, default, loss, acceleration or right would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except for the filing of a duly executed Certificate of Merger with the Secretary of State of the State of Delaware, the making of any required filings under any applicable antitrust Law or as set forth in Schedule 3.4(b), no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or public or regulatory unit, agency or authority is required with respect to the Company in connection with the execution, delivery or performance of this Agreement and the Ancillary Documents or the consummation of the transactions contemplated hereby or thereby, except where any such consent, approval, order, authorization, registration, declaration or filing, if not made or obtained would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Except for the Company Stockholder Approval and as set forth on Schedule 3.4(c), no consent, approval, order or authorization of, or registration, declaration or filing with, any Person (other than a Governmental Entity or public or regulatory unit, agency or authority) is required by or with respect to the Company in connection with the execution, delivery or performance of this Agreement or the Ancillary Documents or the consummation of the transactions contemplated hereby or thereby, except where any such filing, registration, notice, consent or approval, if not made or obtained would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.5 Real Property; Facilities.

(a) Schedule 3.5(a) sets forth all real property leases (and a general description of the lands covered thereby) pursuant to which the Company leases real property for use in connection with the Company’s business (all such listed leases collectively, the “Real Estate Leases”), together with a general description of any improvements located thereon, in each case specifying the name of the lessor, lessee, sublessor or sublessee and the date and term of each lease. A true, correct and complete copy of each of the Real Estate Leases, as amended to date, has been Made Available to Parent. The Person identified on Schedule 3.5(a) as the lessee or sublessee under any particular Real Estate Lease is the lessee or has succeeded to the rights of the lessee under such Real Estate Lease, and holds the leasehold interest created pursuant to such Real Estate Lease free and clear of all Liens except Permitted Exceptions. Each Real Estate Lease is in full force and effect and constitutes a binding obligation of each landlord, lessor or sublessor thereunder, enforceable against such landlord, lessor or sublessor in accordance with its terms. No event has occurred that constitutes, or that with the giving of notice or the passage of time or both would constitute, a default under any Real Estate Lease by the Company or by any other party to any Real Estate Lease. The Company holds a valid leasehold interest in the real property encumbered by each Real Estate Lease. The Company does not own any real property.

(b) Except as set forth in Schedule 3.5(b), the Company has complied in all material respects with the terms of all Real Estate Leases to which it is a party and under which it is in occupancy. The Company enjoys peaceful and undisturbed possession under all such Real Estate Leases, subject to the terms of each such Real Estate Leases.

(c) The Company has Made Available to Parent true, correct and complete copies of all title insurance policies and surveys in its possession that relate to the Real Estate Leases, together with copies of all reports of any engineers, environmental consultants or other consultants in their possession or control relating to any of the Real Estate Leases.

(d) All utilities (including, without limitation, water, sewer or septic, gas, electricity, trash removal and telephone service) are available to the premises covered by the Real Estate Leases in sufficient quantities and quality to adequately serve such premises in connection with the operation of the Company’s business conducted therefrom as such operations are currently conducted thereon.

Section 3.6 Inventory. All inventories reflected on the Most Recent Balance Sheet are usable or salable in the ordinary course of business by the Company (other than inventories that are the subject of allowances specifically set forth in the Most Recent Balance Sheet) and, except as set forth on Schedule 3.6 do not include any obsolete, unusable, not readily salable or below-standard quality items. All inventories that are reflected as finished goods on the Most Recent Balance Sheet were manufactured in accordance with applicable specifications and are free of any defects in workmanship in all material respects. Such inventory is sufficient for the operations of the Company (as conducted on the date of this Agreement) in the ordinary course consistent with past practice.

Section 3.7 Financial Statements. Attached hereto as Schedule 3.7 are copies of (i) an audited balance sheet of the Company as of March 31, 2010, including all notes and schedules thereto (the “Most Recent Balance Sheet”); (ii) audited balance sheets of the Company as of March 31, 2008 and March 31, 2009, including all notes and schedules thereto; (iii) audited statements of operations for the fiscal years ended March 31, 2008, 2009 and 2010, including all notes and schedules thereto; and (iv) audited statements of changes in Stockholders’ equity and cash flows for the fiscal years ended March 31, 2008, 2009 and 2010, including all notes and schedules thereto (collectively, the “Financial Statements”). Except as set forth in the Independent Auditor’s Report included as part of the most recent audited Financial Statements, the Financial Statements have been prepared in accordance with GAAP consistently applied throughout the periods indicated therein. Each of the balance sheets included in such Financial

Statements (including the related notes and schedules) fairly presented in all material respects the financial position of the Company as of the date of such balance sheet, and each of the statements of operations and cash flows included in such Financial Statements (including any related notes and schedules) fairly presented the consolidated results of operations and changes in cash flows, as the case may be, of the Company for the periods set forth therein, in each case in accordance with GAAP consistently applied during the respective periods then ended. Except as set forth on Schedule 3.7, since March 31, 2010, there has been no change in any of the accounting (or tax accounting) policies, practices or procedures of the Company, except for any such change required because of a concurrent change in GAAP.

Section 3.8 No Undisclosed Liabilities. Except as set forth on Schedule 3.8, there is no liability, contingent or otherwise, of the Company that is not reflected in, disclosed in or reserved against in the Most Recent Balance Sheet (including the notes and schedules thereto), other than (i) liabilities incurred in the ordinary course of business of the Company consistent with past practice; (ii) liabilities that would not be required to be presented in unaudited interim financial statements prepared in conformity with GAAP; or (iii) liabilities arising under this Agreement.

Section 3.9 Absence of Certain Changes. From the date of the Most Recent Balance Sheet through the date of this Agreement, (i) there has not occurred any event, change, effect or occurrence that has had or would reasonably be expected to have a Material Adverse Effect and (ii) the Company has conducted its business and operated its properties and assets in the ordinary course of business consistent with past practices in all material respects. Except as set forth on Schedule 3.9, in the ordinary course of business consistent with past practice or as contemplated by this Agreement, from the date of the Most Recent Balance Sheet through the date of this Agreement:

(a) the Company has not made any individual capital expenditure in excess of $25,000 or capital expenditures that exceed $100,000 in the aggregate;

(b) there has not been any material damage, destruction or loss to any material portion of the premises covered by the Real Estate Leases or to any material assets of the Company, whether covered by insurance or not;

(c) there has been no merger or consolidation of the Company with any other Person or any agreement with respect thereto;

(d) except for advances under the Company’s existing credit facilities in the ordinary course, there has been no borrowing of funds, agreement to borrow funds, or guaranty or agreement to maintain the financial position of any Person by the Company;

(e) there has been no change in the accounting methods or management estimates of the Company;

(f) there have been no material payments or discounts granted to customers;

(g) there have been no changes in the Company’s methods, process or timing of collecting receivables, settling payables or ordering inventory;

(h) there has been no commencement or settlement of any litigation;

(i) there have been no material write-offs of receivables, inventory, or fixed assets;

(j) there have been no sales of material assets outside the ordinary course of business;

(k) the Company has not entered into any employment, consulting, severance or indemnification agreement or an agreement with respect to a retention bonus with any of the employees of the Company, nor has the Company incurred or entered into any collective bargaining agreement with or other obligation to any labor organization or employee;

(l) there has been no actual, pending or, to the Knowledge of the Company, threatened adverse change in the relationship of the Company with any material customer, supplier, distributor or sales representative of the Company;

(m) no salaried personnel earning in excess of $100,000 per year have ceased to be employees of the Company;

(n) no adverse circumstance has occurred which would give rise to a requirement that the Company give notice to a Governmental Entity pursuant to any state or federal Applicable Law;

(o) there has been no material increase in the compensation or benefits of any officer or employee of the Company earning in excess of $100,000 per year; and

(p) there is no Company Contract the terms of which would make, or require the Company to take such action which would make, any of the foregoing clauses (a) through (o) untrue, except as expressly permitted by this Agreement.

Section 3.10 Legal Proceedings. Except as set forth on Schedule 3.10, there are no Actions pending or, to the Knowledge of the Company, threatened at law or in equity, or before any Governmental Entity or before any arbitrator of any kind, as to which the Company is a party, and the Company is not subject to any settlement, consent decree, judgment, injunction, ruling, order or finding of any Governmental Entity or arbitrator.

Section 3.11 Compliance with Law. Except as set forth in Schedule 3.11, the Company is in compliance in all material respects with all Applicable Laws, including, without limitation, all Applicable Laws relating to the Real Estate Leases and the premises covered thereby.

Section 3.12 Company Contracts.

(a) Schedule 3.12 sets forth a true, correct and complete list of the following contracts to which the Company is a party or by which it or any of its assets or properties is bound as of the date hereof (collectively, the “Company Contracts”):

(i) any contract pursuant to which the Company, during the twelve-month period ended June 30, 2010, provided or received products, goods or services to or from a third party with a value in excess of $1,000,000;

(ii) any bond, debenture, note, loan, credit or loan agreement or loan commitment, mortgage, indenture, guarantee or other contract relating to the borrowing of money, other than any such document relating to Indebtedness that will be repaid prior to or in connection with the Closing;

(iii) any contract, agreement or understanding between the Company and any of its Stockholders or any of their Affiliates;

(iv) any contract or agreement providing for the Company to grant, issue or vest stock, restricted stock, options or similar rights to any Person;

(v) any contract or agreement which limits or restricts the Company from engaging in any material respect in any business in any jurisdiction or geographic location;

(vi) any contract or agreement wherein the Company is the beneficiary of confidentiality, non-solicitation or non-competition obligations of any Person;

(vii) any contracts or agreements for capital expenditures or the acquisition or construction of fixed assets where the amount that is owed exceeds $25,000 as to any individual contract or agreement or $100,000 as to all such contracts or agreements taken in the aggregate;

(viii) any contract or agreement granting any Person a Lien (other than Permitted Exceptions) on all or any part of any assets or properties of the Company;

(ix) any contract or agreement, other than this Agreement, granting to any Person an option, first-refusal, first-offer or similar preferential right to purchase or acquire any assets or equity interests of the Company;

(x) any contract or agreement entered into within five years prior to the execution of this Agreement for the purchase of another entity or business, whether structured as a merger, purchase of equity, purchase of assets or otherwise;

(xi) any contract or agreement entered into within five years prior to the execution of this Agreement for the sale or divestiture of any material assets or business lines of the Company;

(xii) any contract or agreement with any agent, distributor, employee or representative which is not terminable by the Company without penalty on sixty (60) calendar days’ or less notice;

(xiii) any joint venture or partnership contract;

(xiv) any contract, agreement or commitment requiring the Company to make a payment as a result of the consummation of the transactions contemplated by this Agreement and the Ancillary Documents; and

(xv) all other contracts, agreements and commitments to which the Company is a party or by which its business, properties or assets are bound that requires the Company to pay more than $1,000,000 in any consecutive 12-month period and which are not otherwise described in any of subparagraphs (i) through (xiv) above, other than any such other contracts, agreements and commitments which are terminable by the Company without penalty on notice of not more than thirty (30) calendar days.

(b) Except as set forth on Schedule 3.12, the Company has previously Made Available to Parent true, correct and complete copies of all Company Contracts; provided, that the foregoing shall not be deemed to have required the Company (i) to disclose any information that, in the reasonable judgment of the Company, would (A) result in the disclosure of any trade secret, (B) violate any Applicable Laws or (C) violate any Company obligations with respect to confidentiality; or (ii) to disclose any privileged information of the Company in a manner that would reasonably be expected to result in the loss of such privilege.

(c) Each Company Contract is a legal, valid, binding agreement of the Company, enforceable against the Company in accordance with its respective terms, subject to the Enforceability Exceptions. To the Knowledge of the Company, except as set forth on Schedule 3.12, there exists no default by the Company, nor has any event occurred which, with the passage of time or giving of notice or both, would constitute a default by the Company under any Company Contract, which, in either case, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.13 Tax Returns; Taxes. Except as disclosed on Schedule 3.13:

(i) all Tax Returns required to be filed by or with respect to the Company have been duly and timely filed with the appropriate Governmental Entity;

(ii) each such Tax Return is true, correct and complete in all material respects;

(iii) all Taxes due and owing by the Company have been paid;

(iv) no material penalty, interest or other charge is due with respect to the late filing of any Tax Return or late payment of any Tax;

(v) all Tax withholding and deposit requirements imposed on or with respect to the Company, including unemployment compensation and workers’ compensation taxes, have been satisfied in full in all material respects;

(vi) there are no Liens (other than Permitted Exceptions) on any of the assets or properties of the Company that arose in connection with any failure to pay any Tax;

(vii) there is no written Claim against the Company for any Taxes, and no written assessment, deficiency, or adjustment has been asserted, proposed or, to the Knowledge of the Company, threatened with respect to any Taxes or Tax Returns of or with respect to the Company;

(viii) no written Claim has been made by a Governmental Entity since December 31, 2004, in a jurisdiction in which the Company does not file Tax Returns that it is or may be subject to taxation in that jurisdiction;

(ix) there is not currently in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to the Company or any waiver agreement for any extension of time for the assessment or payment of any Tax of or with respect to the Company;

(x) Schedule 3.13(x) lists all federal, state, local and foreign income Tax Returns filed or required to be filed with respect to the Company for the three taxable years ending prior to the Closing Date, indicates those Tax Returns that are currently the subject of audit and indicates those Tax Returns whose audits have been closed;

(xi) the Company has Made Available to Parent true, correct and complete copies of all income Tax Returns and other material Tax Returns filed by the Company during the past three years and all correspondence to the Company from, or from the Company to, a Governmental Entity relating to Taxes;

(xii) none of the property of the Company is “tax exempt use property” (within the meaning of Section 168(h) of the Code) or “tax exempt bond financed property” (within the meaning of Section 168(g)(5) of the Code);

(xiii) the Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A)(i) adjustment pursuant to Section 481 of the Code or any similar provision of state Tax law due to change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign Income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) cash method of accounting or long-term contract method of accounting utilized prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date;

(xiv) no Tax audits or administrative or judicial proceedings are being conducted, are pending or, to the Knowledge of the Company, have been threatened with respect to the Company;

(xv) the Company is not a party to or bound by any Tax allocation, sharing or indemnity agreements or arrangements;

(xvi) the Company does not have any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any corresponding provisions of state, local or foreign Tax law), or as a transferee or successor, or by contract or otherwise;

(xvii) the Company has not (i) participated (within the meaning of Treasury Regulations Section 1.6011-4(c)(3)) in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) (and all predecessor regulations); (ii) claimed any deduction, credit, or other tax benefit by reason of any “tax shelter” within the meaning of former Section 6111(c) of the Code and the Treasury Regulations thereunder or any “confidential corporate tax shelter” within the meaning of former Section 6111(d) of the Code and the Treasury Regulations thereunder; or (iii) purchased or otherwise acquired an interest in any “potentially abusive tax shelter” within the meaning of Treasury Regulations Section 301.6112-1l;

(xviii) no power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect the Company;

(xix) all of the Company’s property that is subject to property Tax has been properly listed and described on the property tax rolls of the appropriate taxing jurisdiction for all periods prior to the Closing and no portion of the Company’s property constitutes omitted property for property tax purposes; and

(xx) the Company has never been a U.S. real property holding corporation within the meaning of Treasury Regulations Section 1.897-2.

Except for the representations and warranties contained in Section 3.15 hereof, the representations and warranties contained in this Section 3.13 are the sole and exclusive representations and warranties made by the Company with respect to tax matters; provided, however, that nothing in this sentence shall be construed to limit or modify the extent of the representations and warranties made by the Company in Section 3.7 hereof.

Section 3.14 Directors, Officers and Employees. Schedule 3.14 contains a true, correct and complete list as of the date of the Agreement of all of the directors, officers and employees of the Company earning in excess of $100,000 per year, specifying their respective positions, and the Company has Made Available to Parent a list containing the annualized base salary and any other incentive compensation payable by the Company with respect to each such individual. The Company has Made Available to Parent (a) a payroll report as of a regular payroll date as close as practicable preceding the date of this Agreement for the Company, reflecting payroll payments made to each employee of the Company as of such date; (b) a list of all employees of the Company who are not reflected on the payroll report(s) referenced above but are employed by the Company, which list shall include the employees’ names, annualized salary or hourly wage and leave of absence status, including length of any ongoing leave, if applicable; and (c) a list of all independent contractors or consultants (in each case who is a natural person not providing services through a staffing agency or as an employee of another contractor), specifying their position and material terms of the relationship with the Company. Except as set forth on Schedule 3.14, the Company is not obligated pursuant to any written, or to the Knowledge of the Company, verbal commitments to any officer, director, employee or independent contractor or consultant to increase their total compensation (including, but not limited to base salary, bonus opportunities, incentive compensation or profit-sharing) or potential severance prior to the Closing Date or as a result of the transactions contemplated by this Agreement, other than salary adjustments in the ordinary course consistent with past practice.

Section 3.15 Company Benefit Plans.

(a) Schedule 3.15(a) identifies each Company Benefit Plan. True, correct and complete copies of each of the Company Benefit Plans, and related trusts, if applicable, including all amendments thereto, have been Made Available to Parent. There has also been Made Available to Parent, with respect to each Company Benefit Plan and to the extent applicable: (i) the three most recent annual or other reports filed with each Governmental Entity with respect to each such plan, including all applicable schedules and audited financial statements attached thereto, (ii) each insurance contract and other funding agreement, and all amendments thereto, (iii) the most recent summary plan description and any summaries of material modifications thereto; (iv) the most recent audited financial statements or accounts and actuarial report or valuation required to be prepared under Applicable Laws; and (v) the most recent determination letter or opinion letter issued by the Internal Revenue Service.

(b) Neither the Company nor any of its ERISA Affiliates, if applicable, contributes to or has any obligation to contribute to, or had any such obligation during the past six-year period preceding the Closing Date, and no Company Benefit Plan is (i) a plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” as defined in Section 3(37) of ERISA, (iii) a plan described in Section 413 of the Code, or (iv) a plan funded through a trust that is intended to be exempt from federal income taxation pursuant to Section 501(c)(9) of the Code.

(c) All contributions required to be made or accrued by the Company or any of its ERISA Affiliates to the Company Benefit Plans pursuant to their terms and provisions or pursuant to Applicable Laws have been timely made or accrued in all material respects.

(d) Except as otherwise set forth on Schedule 3.15(d):

(i) each Company Benefit Plan has been established, documented, administered and operated in compliance in all material respects with Applicable Laws and its governing documents;

(ii) all reports and disclosures relating to the Company Benefit Plans required to be filed with or furnished to Governmental Entities, Company Benefit Plan participants or Company Benefit Plan beneficiaries have been filed or furnished in substantial compliance with Applicable Laws in a timely manner;

(iii) each of the Company Benefit Plans intended to be qualified under Section 401(a) of the Code satisfies in all material respects the requirements of Section 401(a), and (A) is maintained in all material respects pursuant to a prototype document approved by the Internal Revenue Service, or has received a favorable determination letter from the Internal Revenue Service which has neither expired nor been revoked regarding such qualified status, and has not been amended or operated in a way which would reasonably be expected to adversely affect such qualified status; or (B) still has a remaining period of time in which to apply for or receive such letter and to make any amendments necessary to obtain a favorable determination;

(iv) there are no Actions pending (other than routine claims for benefits) or, to the Knowledge of the Company, threatened against, or with respect to, any of the Company Benefit Plans or their assets;

(v) as to any Company Benefit Plan intended to be qualified under Section 401(a) of the Code, there has been no termination or partial termination of the Company Benefit Plan within the meaning of Section 411(d)(3) of the Code;

(vi) there is no matter pending (other than routine qualification determination filings) with respect to any of the Company Benefit Plans before any Governmental Entity; and

(vii) except as otherwise disclosed under this Agreement, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not (A) require the Company or any ERISA Affiliate to make a larger contribution to, or pay greater amounts or benefits under, any Company Benefit Plan than it otherwise would, whether or not some other subsequent action or event would be required to cause such payment or provision to be triggered, or (B) create or give rise to any additional vested rights, service credits or other benefits or payments under any Company Benefit Plan.

(e) Except as otherwise set forth on Schedule 3.15(e), in connection with the consummation of the transactions contemplated by this Agreement, no payments of money or property, acceleration of benefits, or provisions of other rights have or will be made hereunder, under the Company Benefit Plans or under any other agreement which, in the aggregate and with respect to the Company, its ERISA Affiliates and its respective employees and other service providers, would be reasonably likely to result in imposition of the sanctions imposed under Sections 280G and 4999 of the Code, whether or not some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered.

(f) Each Company Benefit Plan which is an “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, may be unilaterally amended or terminated in its entirety, in accordance with the terms thereof, without liability except as to benefits accrued thereunder prior to such amendment or termination.

(g) Except to the extent required pursuant to Section 4980B(f) of the Code and the corresponding provisions of ERISA, or except as otherwise set forth on Schedule 3.15(g), no Company Benefit Plan provides retiree medical or retiree life insurance benefits to any Person, and the Company is not contractually or otherwise obligated (whether or not in writing) to provide any Person with life insurance or medical benefits upon retirement or termination of employment.

Section 3.16 Labor Relations. Except as otherwise set forth on Schedule 3.16, the Company is not a party to any collective bargaining agreement with any labor organization or other representative of any Company employees, nor is any such agreement presently being negotiated by the Company. As of the date of this Agreement, and except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no (a) unfair labor practice complaints pending against the Company before the National Labor Relations Board or any other labor relations tribunal or authority and (b) there are no strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or, to the Knowledge of the Company, threatened against or involving the Company.

Section 3.17 Insurance Policies. Schedule 3.17 contains a true, correct and complete list of all material insurance policies currently carried by or for the benefit of the Company and its directors, officers and employees as of the date hereof, including the nature and type of coverage provided, termination dates, premiums, deductibles and individual and aggregate outstanding claim amounts. The premiums for each such insurance policy have been duly and timely paid in accordance with the governing terms of each such policy, and no coverage lapse has occurred or is pending or, to the Knowledge of the Company, is threatened under any such policy for any reason.

Section 3.18 Intellectual Property; Software. Schedule 3.18 sets forth a true, correct and complete list of all registered patents and trademarks (or applications therefor) owned by Company (and the jurisdiction where registered). The Company has paid all required governmental maintenance fees related to the registration of such Intellectual Property. The Company has good and marketable title to (free and clear of all Liens, except Permitted Exceptions), or possesses adequate licenses to use or other valid rights under, all Intellectual Property reasonably necessary for the continued operation of the business of the Company as currently operated. To the Knowledge of the Company, except as would not result in a Material Adverse Effect, the current conduct of the business of the Company does not misappropriate or infringe upon the Intellectual Property of any third party. There are no pending or, to the Knowledge of the Company, threatened, Claims against the Company alleging that the Company or any of its officers or employees violated, infringed, misappropriated or otherwise improperly used any Intellectual Property.

Section 3.19 Licenses and Permits. The Company possesses or has the right to use all Permits used or held by it in connection with the ownership of the Company’s assets and the operation of the Company’s business, except where the failure to hold any such Permit would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Company, except as set forth on Schedule 3.19, (i) all Permits held by the Company are valid and in full force and effect and (ii) the Company is not in default, and no condition exists that, with notice or lapse of time or both, would constitute a default under, any of such Permits.

Section 3.20 Bank Accounts; Powers of Attorney. Schedule 3.20 sets forth a complete and accurate list of (i) the names of all banks and other financial institutions in which the Company has an account, deposit or safe deposit box, (ii) the applicable account names and numbers for any such bank account, and (iii) the names of all persons authorized to draw on such accounts or deposits or to have access to such boxes.

Section 3.21 Brokers, Finders and Investment Bankers. Except for the Company Transaction Costs or as set forth on Schedule 3.21, the Company has not employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated by this Agreement.

Section 3.22 Environmental Matters. Except as set forth on Schedule 3.22:

(i) the Company is not in material violation of any Environmental Health and Safety Requirement, and the Company has not received, within the last five years, any written notice alleging that the Company is in violation of any Environmental Health and Safety Requirement or subject to any Environmental Liabilities;

(ii) with respect the Company, no Lien has been imposed and continues to exist or, to the Knowledge of the Company, is threatened by any Person in connection with any violation of or noncompliance by the Company with any Environmental Health and Safety Requirement;

(iii) all material Permits required under Environmental Health and Safety Requirements by or on behalf of the Company for the ownership and operation of the business of the Company as presently conducted have been obtained, and there are no proceedings pending or, to the Knowledge of the Company, threatened to revoke such Permits;

(iv) the Company is not (A) subject to any outstanding consent decree, compliance order or administrative order pursuant to an Environmental Health and Safety Requirement or (B) in receipt of any unresolved written notice, complaint or Claim seeking to impose Environmental Liability against the Company, arising from the ownership or operation of the Company or its properties or assets; and

(v) there are no environmental investigation reports finalized since July 1, 2005 relating to the Company or its business, properties or assets in the custody, possession or control of the Company that have not been Made Available to Parent.

The representations and warranties contained in this Section 3.22 are the sole and exclusive representations and warranties made by the Company with respect to environmental matters; provided, however, that nothing in this sentence shall be construed to limit or modify the extent of the representations and warranties made by the Company in Section 3.7 hereof.

Section 3.23 Customers and Suppliers.

(a) Schedule 3.23(a) sets forth a true, correct and complete list of each supplier of goods or services to which the Company collectively paid in the aggregate more than $1,000,000 for the 12-month period ended June 30, 2010 or that has licensed material Intellectual Property to the Company (the “Major Suppliers”), together with, in each case, the amount paid to such Major Supplier for the 12-month period ended June 30, 2010. Schedule 3.23(a) also sets forth an accurate and complete list of each customer of the Company from whom the Company received in the aggregate more than $1,000,000 in collections or accounts receivable during the 12-month period ended June 30, 2010 (the “Major Customers”), together with, in each case, the amount of collections and accounts receivable from each such Major Customer during such period.

(b) Except as set forth in Schedule 3.23(b), since March 31, 2009, (i) no customer of the Company to which the Company collectively paid in the aggregate more than $500,000 for any 12-month period nor any supplier from whom the Company received in the aggregate more than $500,000 in collections or accounts receivable during any 12-month period has terminated its relationship with the Company or materially reduced or adversely changed the pricing or other terms of its business with the Company and (ii) the Company has not engaged in any material dispute with any such customer or supplier described in clause (i).

(c) Except as set forth on Schedule 3.23(c), to the Knowledge of the Company, no Major Customer or Major Supplier intends to terminate, materially limit or materially reduce its business relations with the Company, or to materially reduce or adversely change the pricing or other terms of its business with the Company. To the Knowledge of the Company, the consummation of the transactions contemplated by this Agreement and the Ancillary Documents would not reasonably be expected to have an adverse effect on the business relationship of the Company with any Major Customer or Major Supplier without giving effect to any actions taken by the Company or Parent following the Closing.

Section 3.24 Books and Records. All books and records relating to the ownership and operation of the Company and its business, properties and assets are located at the premises of the Company, have been maintained substantially in accordance with Applicable Laws and comprise all of the books and records relating to the ownership and operation of the Company and its business, properties and assets.

Section 3.25 Certain Payments. The Company has not, and, to the Knowledge of the Company, no member, director, officer, agent, employee or other Person associated with or acting on behalf of the Company or the Principal Stockholders (a) has taken any action in furtherance of an offer, payment, promise to pay or authorization of payment or giving of anything of value to any Governmental Entity or government official or to any other Person while knowing that all or some portion of the money or value will be offered, given or promised to a Governmental Entity or government official for the purposes of obtaining or retaining business or securing any other improper advantage, (b) has violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977 or any comparable provision of local or foreign Applicable Law, or (c) has any plans to take any of the foregoing actions. The Company has not, and, to the Knowledge of the Company, no member, director, officer, agent, employee or other Person associated with or acting on behalf of the Company or the Principal Stockholders is or has any plans to become a government official or owned, directly or indirectly, in whole or in part, or controlled by, any government, Governmental Entity or government official.

Section 3.26 Assets Necessary to Conduct the Business; Affiliate Ownership.

(a) Except as set forth on Schedule 3.26, at and following the Closing, the properties and assets owned and leased by the Company will constitute all of the properties and assets necessary to permit Parent and/or the Surviving Company to carry on the business of the Company in substantially the same manner as presently conducted and as conducted since the date of the Most Recent Balance Sheet.

(b) Except for the property subject to the Avid Lease and as otherwise set forth on Schedule 3.26, as of the Closing, no assets used in the operation of the business of the Company will be owned by any Stockholders or any Affiliates of any Stockholders.

Section 3.27 Accounts Payable and Receivable. All of the accounts receivable and accounts payable of the Company reflected in the Financial Statements are bona fide and represent accounts receivable and accounts payable, as applicable, validly due for goods sold or services rendered. Except as set forth on Schedule 3.27, to the Knowledge of the Company, such accounts receivable and accounts payable, taken as a whole, are collectible or payable in all material respects in the ordinary course of business at the aggregate recorded amounts thereof, net of any applicable allowances for doubtful accounts reflected on the Financial Statements. All accounts receivable and accounts payable have been recorded and paid or collected, as applicable, in the ordinary course of business and consistent with past practice up to and including the date of this Agreement, without any material variance in the payment or collection thereof.

Section 3.28 Regulatory Compliance.

(a) The Company holds all material Permits, and has submitted notices to, all Governmental Entities, including all authorizations under the Federal Food, Drug and Cosmetic Act of 1938, as amended, the Public Health Service Act of 1944, as amended, and the regulations of the United States Food and Drug Administration (the “FDA”) promulgated thereunder, and any other Governmental Entity that is concerned with the quality, identity, safety, efficacy or manufacturing of the products of the Company (any such Governmental Entity, a “Company Regulatory Agency”) necessary for the lawful operating of the business of the Company, and all such Permits are valid and in full force and effect. Since January 1, 2007, there has not occurred any violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, non-renewal, amendment or cancellation of, with or without notice or lapse of time or both, any material Permit. The Company is in compliance in all material respects with the terms of all Permits, and no event has occurred that, to the Knowledge of the Company, would reasonably be expected to result in the termination, non-renewal, cancellation or adverse modification of any material Permit.

(b) Since January 1, 2007, all applications, submissions, information and data utilized by the Company as the basis for, or submitted by or, to the Knowledge of the Company, on behalf of the Company in connection with, any and all requests for a Permit relating to the Company and its business or products, when submitted to the applicable Company Regulatory Agency, were true, correct and complete in all material respects as of the date of submission, and any material updates, changes, corrections or modification to such applications, submissions, information and data required under Applicable Laws have been submitted to such Company Regulatory Agency, as applicable.

(c) Since January 1, 2007, the Company has not committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA or any other Company Regulatory Agency to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, or similar policies, set forth in any Applicable Laws.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to each Stockholder as follows. Parent and Merger Sub hereby acknowledge that the Company is relying on the following representations and warranties in entering into this Agreement.

Section 4.1 Organization. Each of Parent and Merger Sub is a company duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, and is duly qualified or registered and in good standing as a foreign entity to transact business under the laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent or Merger Sub to consummate the transactions contemplated herein and in the Parent Ancillary Documents to which they are parties.

Section 4.2 Authorization.

(a) Each of Parent and Merger Sub has all necessary corporate power, capacity and authority to execute and deliver this Agreement, the Certificate of Merger and any Parent Ancillary Documents to which it is a party and to perform Parent and Merger Sub’s obligations under this Agreement, the Certificate of Merger and the Parent Ancillary Documents to which it is a party and to consummate the transactions contemplated hereby and thereby.

(b) The execution, delivery and performance of this Agreement have been approved by the board of directors of Parent and the board of directors of Merger Sub. No additional corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or the Parent Ancillary Documents and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby. This Agreement and the Parent Ancillary Documents have been duly executed and delivered by Parent and Merger Sub, as applicable, and constitute valid and binding agreements of Parent and Merger Sub, enforceable against each of them in accordance with their respective terms, subject to Enforceability Exceptions.

Section 4.3 Absence of Restrictions and Conflicts; Consents.

(a) The execution, delivery and performance of this Agreement, the consummation of the transactions contemplated by this Agreement and the fulfillment of and compliance with the terms and conditions of this Agreement by Parent and Merger Sub do not or will not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, permit the acceleration of any obligation under or create in any party the right to terminate, modify or cancel, (i) the organizational documents of Parent or Merger Sub, (ii) any judgment, decree, order, injunction, award or ruling of any Governmental Entity or arbitration panel to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective assets or properties are bound or (iii) any Applicable Laws applicable to Parent or Merger Sub, other than, in the case of clauses (ii) or (iii) above, any breach of said clause (ii) or (iii) that individually or in the aggregate, would not have any material adverse effect upon the ability of Parent or Merger Sub to enter into this Agreement and the Parent Ancillary Documents and to consummate the transactions contemplated hereby and thereby.

(b) Except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) such notifications to the NASDAQ as may be required by the rules of the NASDAQ, (iii) the making of any filings required under any applicable antitrust Law and (iv) such filings as may be required under federal or state securities laws, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or public or regulatory unit, agency or authority is required with respect to Parent or Merger Sub in connection with the execution, delivery or performance of this Agreement or the Parent Ancillary Documents or the consummation of the transactions contemplated hereby or thereby.

(c) Except for consents that may be required pursuant to the terms of credit facilities, loan agreements or other documentation evidencing indebtedness of Parent and its Affiliates, no consent, approval, order or authorization of, or registration, declaration or filing with, any Person (other than a Governmental Entity) is required by or with respect to Parent or Merger Sub in connection with the execution, delivery or performance of this Agreement or the Parent Ancillary Documents or the consummation of the transactions contemplated hereby or thereby.

Section 4.4 Ownership of Merger Sub. As of the date of this Agreement, the authorized equity interests of Merger Sub consist of a single class of common stock. All of the issued and outstanding common stock of Merger Sub is owned by Parent.

Section 4.5 Brokers, Finders and Investment Bankers. Except as otherwise set forth on Schedule 4.5, neither Parent nor Merger Sub has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated by this Agreement or any Parent Ancillary Documents.

Section 4.6 No Financing Contingency. Parent has, and at the Closing shall have, cash on hand (or access through existing credit facilities to cash) in an aggregate amount sufficient to enable Parent and Merger Sub to timely consummate the transactions contemplated by this Agreement and to otherwise perform their respective obligations hereunder, including to pay in full (a) the Acquisition Amount and (b) all fees and expenses payable by Parent in connection with this Agreement and the transactions contemplated hereby, including the Company Transaction Costs.

Section 4.7 Litigation. There is no Claim, action, proceeding, or investigation pending or, to the Knowledge of Parent, threatened against any of Parent or Merger Sub or any of their respective properties or assets at law or in equity, and there are no judgments before any arbitrator or Governmental Entity, in each case, as have had or would have a material adverse effect on the ability of Parent or Merger Sub to consummate the transactions contemplated herein or in the Parent Ancillary Documents.

ARTICLE V

CERTAIN COVENANTS AND AGREEMENTS

Section 5.1 Public Announcements. Parent and the Company shall consult with each other prior to issuing any publication or press release of any nature with respect to this Agreement or the transactions contemplated hereby, and shall not make or issue, or cause to be made or issued, any such publication or press release prior to such consultation and without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed), except to the extent that such publication or press release may be required by Applicable Law, including any listing agreement with any securities exchange or any securities exchange regulation, in which case the Party proposing to issue such publication or press release shall use all Reasonable Efforts to consult in good faith with the other Party before issuing such publication or press release and shall reasonably cooperate with the other in good faith with respect to the timing, manner and content of disclosure. Notwithstanding the foregoing, nothing contained in this Section 4.1 shall prohibit or prevent Parent from making required filings with the SEC pursuant to the requirements of the 1934 Act, including the requirements of Form 8-K thereunder.

Section 5.2 Tax Matters.

(a) General Administration of Tax Matters. Parent, the Surviving Company and the Stockholder Representative shall cooperate fully, as and to the extent reasonably requested, in connection with any audit, litigation or other proceeding with respect to Taxes and Tax Returns. Such cooperation shall include (i) the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and (ii) making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(b) Amended Tax Returns. Unless required by Applicable Law or except as set forth below, Parent and its subsidiaries shall neither amend nor cause to be amended any Tax Returns of the Company with respect to a Pre-Closing Tax Period or Straddle Period if such amended Tax Return would materially increase the amount of Stockholder Taxes without the prior written consent of the Stockholder Representative, and such consent not to be unreasonably withheld or delayed. Notwithstanding the above, Parent and its subsidiaries may file or cause to be filed an amended Tax Return even if not required by Applicable Law without the consent of the Stockholder Representative, provided that any additional Taxes resulting therefrom will not be deemed to constitute Stockholder Taxes.

Section 5.3 Further Assurances. Each Party shall, at the reasonable request of any other Party, take such further actions as are reasonably requested and execute any additional documents, instruments or conveyances of any kind which may be reasonably necessary to further effect the transactions contemplated by this Agreement; provided, however, that none of the above undertakings shall require the payment of any out-of-pocket expenses by a Party (other than those with respect to which the requesting Party has agreed to reimburse the other Party) or otherwise increase the obligations of a Party beyond those expressly set forth in this Agreement.

Section 5.4 Stockholder Notice. The Stockholder Representative shall cause the Paying Agent to prepare and to mail to each of the Stockholders who has not executed a Consent and Support Agreement a notice (the “Stockholder Notice”), in accordance with Applicable Law (including Sections 262 and 228 of the DGCL), as promptly as practicable after, and in any case within ten (10) Business Days of, the date of this Agreement.

Section 5.5 Directors’ and Officers’ Insurance and Indemnification.

(a) From and after the Effective Time, Parent and the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors and officers of the Company (the “D&O Indemnified Parties”) as provided in the Company’s certificate of incorporation or bylaws (in each case, as in effect on the date hereof), without further action as of the Effective Time, and such rights shall survive the Merger and shall continue in full force and effect in accordance with their terms. The certificate of incorporation and bylaws of the Surviving Company shall contain substantially similar provisions with respect to indemnification, advancement of expenses and limitation of director liability set forth in the certificate of incorporation and bylaws of the Company on the date of this Agreement, which provisions thereafter shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the D&O Indemnified Parties.

(b) Parent shall obtain a prepaid (or “tail”) directors’ and officers’ liability insurance policy or an extended reporting period endorsement on the Company’s directors’ and officers’ liability policy in effect on the date of this Agreement, in respect of acts or omissions occurring at or prior to the Effective Time for a period extending six (6) years from the Effective Time, covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy (a complete and accurate copy of which has been heretofore made available to Parent) (collectively, the “Insured Parties”) on terms with respect to such coverage and amounts no less favorable than those of such policy in effect on the date of this Agreement.

(c) This Section 5.5 is intended to benefit the Insured Parties and the D&O Indemnified Parties and their successors, heirs or representatives, and shall be binding on all successors and assigns of Parent, Merger Sub, the Company and the Surviving Company.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.1 Conditions to Each Party’s Obligations. The respective obligations of each Party to effect the Merger shall be subject to the fulfillment at or prior to the Closing of the following condition.

(a) Injunction. There shall be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a Governmental Entity of competent jurisdiction to the effect that the Merger may not be consummated as provided in this Agreement.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the fulfillment at or prior to the Closing of each of the following additional conditions (any or all of which may be waived by Parent and Merger Sub in whole or in part to the extent permitted by Applicable Laws), and Parent and Merger Sub hereby acknowledge the satisfaction or waiver of all such conditions as of the date hereof.

(a) Employment Agreements. Each officer and employee of the Company named on Schedule 6.2(a) shall have executed and delivered a new employment, consulting, confidentiality, non-competition or change of control agreement, as applicable, with Parent or the Surviving Company.

(b) Consent and Support Agreements. Each Principal Stockholder listed on Annex I hereto shall have executed and delivered a Consent and Support Agreement substantially in the form attached hereto as Exhibit E.

(c) Indebtedness; Payoff Letters. The Company shall pay in full any amounts owing under any Indebtedness, including all amounts set forth on Schedule 2.1(a)(ii) (including, without limitation, all amounts owing to Bank of America, N.A. and Banc of America Leasing & Capital, LLC, in respect of the payoff of all Indebtedness under (i) the Master Loan and Security Agreement, dated December 14, 2007, between Banc of America Leasing & Capital, LLC and the Company, as amended, and (ii) the Loan Agreement, dated January 31, 2005, between the Company and Bank of America, N.A., as amended), shall obtain the releases of all Liens in respect thereof and shall deliver proof to Parent, satisfactory to Parent in its reasonable discretion, of each such payoff and release, including, without limitation, the delivery of payoff letters from each such party to whom a payment for Indebtedness is being made.

(d) Certificate of Non-Foreign Status. The Company shall have delivered a certificate to the effect that it is not, and has not been during the applicable time period set forth in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation and, accordingly, the securities of the Company are not U.S. real property interests, that meets the requirements of Treasury Regulations Section 1.1445-2(c)(3).

(e) Lease Option Agreement. The Company shall have delivered a fully-executed copy of the Lease Option Agreement substantially in the form attached hereto as Exhibit D.

(f) Estoppel Certificate. The Company shall have delivered an estoppel certificate from Avid Realty, L.L.C. in favor of Parent and the Company and their respective successors and assigns, satisfactory to Parent in its reasonable discretion.

(g) Evidence of Name Change. The Company shall have delivered evidence reasonably satisfactory to Parent that Avid Realty, L.L.C. has changed its name (including any d/b/a names) and all company marks in order to remove all references to the name “Avid”.

ARTICLE VII

INDEMNIFICATION

Section 7.1 Indemnification Obligations of the Stockholders and Option Holders.

(a) Subject to the other terms of this Article VII, from and after the Closing Date, the Stockholders and the Option Holders shall jointly and severally indemnify, defend and hold harmless (to the extent of the Escrow Amount and solely from amounts held by the Escrow Agent pursuant to the Escrow Agreement) each of Parent, Merger Sub and the Surviving Company (following the Closing) and their respective Affiliates, and each of their respective officers, directors, employees, agents and representatives and each of the heirs, executors, successors and permitted assigns of any of the foregoing (collectively, the “Parent Indemnified Parties”) from, against and in respect of any and all Losses arising out of or resulting from:

(i) any breach or inaccuracy of any representation or warranty made by the Company in Article III;

(ii) any breach of any covenant, agreement or undertaking made by the Company in this Agreement;

(iii) any Company Transaction Costs not specifically set forth on Schedule 2.1(a)(i) as of the Closing Date;

(iv) any Stockholder Taxes; and

(v) 50% of the aggregate amount of any Claims or Parent Losses (defined below) attributable to the item set forth as Item 1 of Schedule 3.27.

(b) The Losses of Parent Indemnified Parties described in this Section 7.1 as to which the Parent Indemnified Parties are entitled to indemnification are hereinafter referred to as the “Parent Losses”.

Section 7.2 Indemnification Obligations of Parent.

(a) Subject to the other terms of this Article VII, from and after Closing Date, Parent shall indemnify, defend and hold harmless each Stockholder and Option Holder, each of their respective Affiliates and each of their respective officers, directors, employees, agents and representatives and each of the heirs, executors, successors and permitted assigns of any of the foregoing (the “Stockholder Indemnified Parties”) from, against and in respect of any and all Losses arising out of or resulting from:

(i) any breach or inaccuracy of any representation or warranty made by Parent or Merger Sub in Article IV; or

(ii) any breach of any covenant, agreement or undertaking made by Parent or Merger Sub in this Agreement.

(b) The Losses of the Stockholder Indemnified Parties described in this Section 7.2 as to which the Stockholder Indemnified Parties are entitled to indemnification are hereinafter collectively referred to as “Stockholder Losses”.

Section 7.3 Indemnification Procedure.

(a) Promptly after receipt by a Parent Indemnified Party or a Stockholder Indemnified Party (hereinafter, as applicable, an “Indemnified Party”) of notice by a third party (including any Governmental Entity) of any Actions or the commencement of any audit with respect to which such Indemnified Party may be entitled to receive payment hereunder for any Parent Losses or any Stockholder Losses (as the case may be), such Indemnified Party shall notify Parent or the Stockholder Representative (on behalf of any Stockholder Indemnified Party), as the case may be (in such capacity, Parent or the Stockholder Representative are hereinafter referred to as an “Indemnifying Party”), of such Action or audit; provided, however, that the failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability under this Agreement with respect to such Action only if, and only to the extent that, such failure to notify the Indemnifying Party results in the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such Action or the Indemnifying Party is otherwise materially prejudiced. Unless (i) the Indemnifying Party is also a party to such Action and the Indemnified Party’s counsel shall have advised the Indemnified Party that a conflict of interests exists that would make joint representation inappropriate or (ii) the Indemnifying Party fails to provide reasonable assurance to the Indemnified Party of its financial capacity to defend such Action, the Indemnifying Party will have the right, at its sole expense, upon written notice delivered to the Indemnified Party within twenty calendar days after receiving such notice, to assume the defense of such Action with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party; provided, that the Indemnifying Party shall have acknowledged in writing to the Indemnified Party its unqualified obligation to fully indemnify the Indemnified Party pursuant to this Article VII. In the event, however, that the Indemnifying Party (A) declines or fails to (1) assume the defense of the Action on the terms provided above, (2) provide reasonable assurance to the Indemnified Party of its financial capacity to defend such Action and provide indemnification with respect to such Action or (3) employ counsel reasonably satisfactory to the Indemnified Party, in any case within such twenty-day period, or (B) the Indemnifying Party is also a party to such Action and the Indemnified Party’s counsel shall have advised the Indemnified Party that a conflict of interests exists that would make joint representation inappropriate, then such Indemnified Party may employ counsel to represent or defend it in any such Action and the Indemnifying Party shall pay the reasonable fees and disbursements of such counsel to the extent that a final non-appealable judgment has been entered, a final arbitration decision has been rendered pursuant to Section 8.7 hereof, or the Parties mutually agree that the Indemnified Party is entitled to indemnification under this Article VII with respect to such Action or audit; provided, however, that the Indemnifying Party will not be required to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any jurisdiction in any single Action. For avoidance of doubt, the reasonable fees and disbursements of counsel of any Parent Indemnified Party in connection with a Parent Loss shall be satisfied by receiving from the Escrow Agent a portion of the Escrow Amount in an amount equal to such fees. In any Action with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such Action, will have the right to participate in such matter and to retain its own counsel at such Party’s own expense. The Indemnifying Party or the Indemnified Party, as the case may be, shall at all times use Reasonable Efforts to keep the Indemnified Party or the Indemnifying Party, as the case may be, reasonably apprised of the status of the defense of any Action the defense of which they are maintaining and to cooperate in good faith with each other with respect to the defense of any such Action.

(b) No Indemnified Party may settle or compromise any Claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party, unless (i) the Indemnifying Party fails to assume and maintain the defense of such Claim pursuant to Section 7.3(a) or (ii) such settlement, compromise or consent includes an unconditional release of the Indemnifying Party from all liability arising out of such Claim. An Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder unless such settlement, compromise or consent (i) includes an unconditional release of the Indemnified Party from all liability arising out of such claim, (ii) does not contain any admission or statement suggesting any wrongdoing or liability on behalf of the Indemnified Party and (iii) does not contain any equitable order, judgment or term which in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party’s Affiliates.

(c) A Claim for indemnification by an Indemnified Party for any matter not involving an Action by a third party may be asserted by written notice to the Indemnifying Party from whom indemnification is sought. Such notice will specify with reasonable specificity the basis for such Claim. As promptly as practicable after the Indemnified Party has given such notice, such Indemnified Party and the appropriate Indemnifying Party shall negotiate in good faith to establish the merits and amount of such Claim by mutual agreement. If mutual agreement cannot be reached within a reasonable amount of time (not to exceed 90 days), such Claim shall be submitted to binding arbitration in accordance with Section 8.7 hereof. Subject to the terms, conditions and limitations contained in this Agreement, within ten (10) Business Days of the final determination of the merits and amount of such Claim (whether by mutual agreement or by binding arbitration in accordance with Section 8.7), the Indemnifying Party shall pay to the Indemnified Party immediately available funds (or, if the Indemnified Party is a Parent Indemnified Party, such payment shall be made from the remaining Escrow Amount in accordance with this Article VII) in an amount equal to such Claim as determined hereunder.

Section 7.4 Limits of Liability.

(a) Parent De Minimis Liabilities and Basket. Notwithstanding anything to the contrary set forth herein, the Parent Indemnified Parties shall not assert a Claim against the Stockholders and Option Holders for indemnification under Section 7.1(a)(i) for Parent Losses unless the amount of any such Parent Loss exceeds $10,000 (the “Parent De Minimis Threshold”) (aggregating for such purpose all Parent Losses relating to or resulting from the same circumstance or related Claims) and then not until the aggregate amount of all Parent Losses incurred by the Parent Indemnified Parties under such Section 7.1(a)(i) exceeds $150,000 (the “Parent Basket”). If the amount of Parent Losses pursuant to Section 7.1(a)(i) exceeds the Parent Basket, the Parent Indemnified Parties shall be entitled to recover all Parent Losses incurred under such Section 7.1(a)(i).

(b) Notwithstanding anything to the contrary elsewhere in this Agreement, no Party shall be liable to any other Person for any punitive, special, incidental, indirect or exemplary damages alleged to have resulted from any breach by any Party of any representation, warranty or other provision of this Agreement, unless paid or payable to a third party; provided, however, that notwithstanding the foregoing, the Parent Indemnified Parties shall be entitled to recover from the Escrow Amount any amounts for Parent Losses to the extent necessary to compensate the Parent Indemnified Parties in full for the diminution in value, if any, of the Surviving Company as reflected in the Acquisition Amount that directly results from such breach (taking into account, in the event of any such breach that results in a loss of revenues or earnings, the reasonably anticipated duration of such impact).

(c) The amount of any Loss for which indemnification is provided under this Article VII shall be net of any amounts actually collected by the Indemnified Party pursuant to (i) any indemnification by or indemnification agreement with any third party or (ii) any insurance proceeds or other cash receipts or sources of reimbursement received as an offset against such Loss.

Section 7.5 Sole and Exclusive Remedy; Recourse Against Escrowed Funds.

(a) From and after the Closing, the remedies set forth in this Article VII and the specific performance remedy referenced in Section 8.15 shall provide the sole and exclusive remedies arising out of, in connection with, relating to or arising under this Agreement, any document, agreement, certificate or other instrument delivered pursuant hereto or the transactions contemplated hereby, whether based on contract, tort, strict liability, other laws or otherwise, including any breach or alleged breach of any representation, warranty, covenant or agreement made herein or any other document contemplated herein or delivered pursuant hereto; provided, however, that nothing contained herein shall be deemed to limit the right of any Party to assert Claims or to exercise other legal remedies based on the fraud or willful misconduct of another Party. Except as otherwise set forth in this Agreement, the Parties acknowledge and agree that the remedies available in this Article VII supersede (and each Party waives and releases) any other remedies available at law or in equity including rights of rescission, rights of contribution and claims arising under applicable statutes.

(b) Parent, on behalf of itself and all other the Parent Indemnified Parties, further acknowledges and agrees that, after the Closing, the Escrow Amount shall be the sole and exclusive source of funds for satisfaction of all (and no Stockholder or Option Holder shall under any circumstance have any personal liability or obligation for the satisfaction of any) Claims by all the Parent Indemnified Parties for all Losses or otherwise, including those set forth in Section 7.1 and Section 5.2, in connection with, arising out of or resulting from the subject matter of this Agreement and the transactions contemplated hereby.

(c) From and after Closing, (i) no Stockholder or Option Holder shall have any liability to the Parent Indemnified Parties in connection with this Agreement or the transactions contemplated hereby; provided, that such Stockholder’s or Option Holder’s pro rata share of the Escrow Amount based upon the Ownership Percentage of such Stockholder or Option Holder, as applicable, shall be available to satisfy Losses of the Parent Indemnified Parties during the Escrow Period, subject to and in accordance with the terms of this Agreement and the Escrow Agreement, and (ii) Parent and the Surviving Company, on their own behalf and on behalf of each other Parent Indemnified Party, hereby covenant forever not to assert, file, prosecute, commence, institute (or sponsor or purposely facilitate any Person in connection with the foregoing), any complaint or lawsuit or any legal, equitable, arbitral or administrative proceeding of any nature, against any of the Stockholders or Option Holders in connection with any Claim by any Parent Indemnified Party. At and after such time as the Escrow Amount is exhausted or released, the Parent Indemnified Parties shall not be entitled to seek indemnity under this Agreement or otherwise, and the Parent Indemnified Parties shall have no recourse against any Stockholder or Option Holder for any unpaid Losses of any Parent Indemnified Party.

(d) If a Parent Indemnified Party asserts an indemnity Claim for Parent Losses under this Article VII during the period beginning on the Closing Date and ending on the date that is twelve (12) months after the Closing Date (the “Escrow Period”), the Parent Indemnified Party shall be entitled to indemnification by the Indemnifying Party in accordance with this Article VII solely by receiving from the Escrow Agent an amount equal to the amount of such Parent Losses (or a portion of such Parent Losses equal to the remaining Escrow Amount if the remaining amount of the Escrow Amount is less than the full amount of such Parent Losses) from the Escrow Amount. Except as otherwise set forth herein, with respect to any Parent Losses arising under this Agreement, no Claim for indemnification pursuant to this Article VII may be asserted by any Parent Indemnified Party after the Escrow Period has ended.

(e) Upon written notice by the Stockholder Representative to Parent, the Surviving Company and the Escrow Agent, the Stockholder Representative (on behalf of all the Stockholders and Option Holders) shall have the right to offset all or any portion of any amounts owed by Parent or the Surviving Company to the Stockholders and Option Holders pursuant to any provision of this Agreement that is not paid by Parent or the Surviving Company in accordance with the terms of this Agreement against any amounts to which any Parent Indemnified Party becomes entitled to payment out of the Escrow Amount for any Claims for Parent Losses. An amount equal to any offset amount shall be payable out of the Escrow Amount to (or at the direction of) the Stockholder Representative for the benefit of the Stockholders and Option Holders and shall reduce, and be netted against, any amounts to which any Parent Indemnified Party becomes entitled to payment out of the Escrow Amount for any Claims for Parent Losses (thus reducing the amount payable to the Parent Indemnified Parties).

(f) The fees and expenses of the Escrow Agent shall be borne 50% by the Stockholders and Option Holders and 50% by Parent, with the Stockholders’ and Option Holders’ portion payable out of the Escrow Amount.

Section 7.6 Characterization of Payments. For all applicable income Tax purposes, the Parties agree to treat (and will cause each of their respective Affiliates to treat) any indemnification payment under this Article VII as an adjustment to the Merger Consideration.

ARTICLE VIII

MISCELLANEOUS PROVISIONS

Section 8.1 Notices. All notices, communications and deliveries under this Agreement will be made in writing signed by or on behalf of the Party making the same, will specify the Section under this Agreement pursuant to which it is given or being made, and will be delivered personally or by facsimile transmission or sent by registered or certified mail (return receipt requested) or by nationally recognized overnight courier (with evidence of delivery and postage and other fees prepaid) as follows:

If to Parent or Merger Sub:

Medical Action Industries Inc.

500 Expressway Drive South

Brentwood, NY 11717

Attn: Chief Financial Officer

Telephone No.: (631) 404-3716

Facsimile No.: (631) 404-3875

with a copy (which shall not constitute notice) to:

Vinson & Elkins L.L.P.

666 Fifth Avenue, 26th Floor

New York, NY 10103-0040

Attn: Robert Seber, Esq.

          Michael Swidler, Esq.

Telephone No.: (212) 237-0000

Facsimile No.: (212) 237-0100

If to Company:

Avid Medical, Inc.

9000 Westmont Drive

Toano, Virginia 23168-9351

Attn: Chief Executive Officer

Telephone No.: (757) 566-3510

Facsimile No.: (757) 566-3779

with a copy (which shall not constitute notice) to:

Hunton & Williams LLP

Riverfront Plaza, East Tower

951 East Byrd Street

Richmond, Virginia 23219

Attn: T. Justin Moore, III, Esq.

Telephone No.: (804) 788-8200

Facsimile No.: (804) 788-8218

If to the Stockholder Representative:

Michael Sahady

c/o Avid Medical, Inc.

9000 Westmont Drive

Toano, Virginia 23168-9351

Telephone No.: (757) 566-3510

Facsimile No.: (757) 566-3779

with a copy (which shall not constitute notice) to:

Surovell Markle Isaacs & Levy PLC

4010 University Drive, Second Floor

Fairfax, Virginia 22030

Attn: G. Donald Markle, Esq.

Telephone No.: (703) 277-9718

Facsimile No.: (703) 591-2149

or to such other representative or at such other address or facsimile number of a Party as such Party may furnish to the other Parties in writing. Any such notice, communication or delivery will be deemed given or made upon the date of receipt by the applicable Party.

Section 8.2 Schedules, Annexes and Exhibits. The Schedules, Annexes and Exhibits to this Agreement are hereby incorporated into this Agreement and are made a part of this Agreement as if set out in full herein.

Section 8.3 Stockholder Representative.

(a) Upon approval of the Merger by the Stockholders and execution of the option cancellation agreements by the Option Holders, the Stockholders and Option Holders shall have irrevocably made, constituted and appointed the Stockholder Representative as attorney-in-fact and agent, with full power of substitution to act in the name, place and stead of such Stockholder and Option Holder, to act for and on behalf of such Stockholder and Option Holder to take any and all actions and make any and all decisions under this Agreement as to which the Stockholder Representative is expressly authorized to act or make, including the power:

(i) to take any and all action necessary or desirable in connection with the waiver of any condition to the obligations of the Stockholders and Option Holders to consummate the transactions contemplated by this Agreement;

(ii) to receive on behalf of the Stockholders and Option Holders notice of all indemnification Claims by a Parent Indemnified Party pursuant to Article VII and to notify all Stockholders and Option Holders of any such Claim and to take all actions in connection with such indemnification Claims as may be necessary or desirable;

(iii) to give instructions to the Escrow Agent in connection with releases from the Escrow Amount as contemplated herein;

(iv) to execute and deliver, on behalf of the Stockholders and Option Holders, and to accept delivery of, on behalf of the Stockholders and Option Holders, such documents as may be deemed by the Stockholder Representative, in its sole discretion, to be appropriate to consummate this Agreement, the Escrow Agreement and the transactions contemplated herein and therein;

(v) to (A) dispute or refrain from disputing, on behalf of the Stockholders and Option Holders, any Claim made by Parent under this Agreement or the Escrow Agreement, (B) negotiate and compromise, on behalf of the Stockholders and Option Holders, any dispute that may arise under, and to exercise or refrain from exercising any remedies available under, this Agreement or the Escrow Agreement, and (C) execute, on behalf of the Stockholders and Option Holders, any settlement agreement, release or other document with respect to such dispute or remedy;

(vi) to enforce, on behalf of the Stockholders and Option Holders, any Claim against Parent arising under this Agreement and the Escrow Agreement;

(vii) to engage attorneys, accountants and agents at the expense of the Stockholders and Option Holders; and

(viii) to give such instructions and to take such action or refrain from taking such actions, on behalf of the Stockholders and Option Holders, as the Stockholder Representative deems, in its sole discretion, necessary or appropriate to carry out the provisions of this Agreement and the Escrow Agreement.

Parent and the Surviving Company will be entitled to rely on any such actions or decisions made or taken by the Stockholder Representative.

(b) The Stockholder Representative will not be liable for any act taken or omitted by it as permitted under this Agreement, except if taken or omitted in bad faith or with gross negligence or willful misconduct. The Stockholder Representative will also be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine (including facsimiles thereof).

(c) The Stockholders and Option Holders shall, severally but not jointly, indemnify the Stockholder Representative for, and agree to hold the Stockholder Representative harmless against, any loss, liability or expense incurred without gross negligence, willful misconduct or bad faith on the part of the Stockholder Representative, arising out of or in connection with the Stockholder Representative’s carrying out its duties under this Agreement, including costs and expenses of successfully defending the Stockholder Representative against any claim of liability with respect thereto. To the extent the Stockholder Representative is entitled to any amount as a result of an indemnity claim under this Section 8.3(c), such amount shall be paid by the Stockholders and Option Holders pro rata based upon the Ownership Percentage of each Stockholder and Option Holder. For the avoidance of doubt, any indemnity payment made pursuant to this Section 8.3(c) shall be the sole responsibility of the individual Stockholders and Option Holders, and no amounts may be drawn from the Escrow Amount to cover any such liability.

(d) In the event the Stockholder Representative becomes unable to continue to serve in the capacity of Stockholder Representative, he may resign and be discharged from his duties and obligations as Stockholder Representative by giving his resignation to each of the Parties, specifying a date not less than thirty days following such notice date of when such resignation will take effect and, in that event, A. Hugh Ewing, III will be deemed to be appointed by the Stockholders and Option Holders as the new Stockholder Representative and shall, for all purposes of this Agreement, be the Stockholder Representative. In the event A. Hugh Ewing, III then becomes unable or unwilling to continue in his capacity as Stockholder Representative, he may resign and be discharged from his duties or obligations hereunder by giving his resignation to each of the Parties, specifying a date not less than thirty days following such notice date of when such resignation will take effect. In that event, the Closing Date Majority shall designate a successor representative prior to the expiration of such thirty-day period by giving written notice to Parent. At any time, the Closing Date Majority may remove the Stockholder Representative; provided, that a successor Stockholder Representative is appointed at the same time. Until notified in writing by the Stockholder Representative that he has resigned or by the Stockholders that the Stockholder Representative has been removed, Parent may rely conclusively and act upon the directions, instructions and notices of the last known Stockholder Representative and, after such notice, upon the directions, instructions and notices of any successor.

(e) The Stockholder Representative will not be entitled to receive any compensation from Parent, the Surviving Company or the Stockholders and Option Holders in connection with performing his functions as the Stockholder Representative under this Agreement. The out-of-pocket costs and expenses reasonably incurred by the Stockholder Representative in connection with actions taken pursuant to the terms of this Agreement shall be reimbursed out of the Escrow Amount; provided, however, that the Stockholder Representative shall not be reimbursed for any costs or expenses in excess of $100,000 in the aggregate.

Section 8.4 Assignment; Successors in Interest. No assignment or transfer by any Party of its rights and obligations under this Agreement will be made except with the prior written consent of the other Parties to this Agreement. This Agreement will be binding upon and will inure to the benefit of the Parties and their successors and permitted assigns, and any reference to a Party will also be a reference to a successor or permitted assign.

Section 8.5 Governing Law. This Agreement will be governed by and construed and enforced in accordance with the laws of the State of Delaware, without reference to its choice of law rules.

Section 8.6 Consent to Jurisdiction, Etc.; Waiver of Jury Trial. With respect to any matter not subject to Section 8.7 hereof, each of the Parties hereby irrevocably consents and agrees that any action, suit or proceeding arising in connection with any Legal Dispute shall exclusively be brought in the Court of Chancery of the State of Delaware. The Parties agree that, after a Legal Dispute is before a court as specified in this Section 8.6 and during the pendency of such Legal Dispute before such court, all Actions with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Subject to Section 8.7 hereof, each of the Parties hereby waives, and agrees not to assert, as a defense in any legal dispute, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such court or that its property is exempt or immune from execution, that the action, suit or proceeding is brought in an inconvenient forum or that the venue of the action, suit or proceeding is improper. Each Party agrees that a final judgment in any action, suit or proceeding described in this Section 8.6 after the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Laws. THE PARTIES HEREBY WAIVE IRREVOCABLY ANY AND ALL RIGHTS TO DEMAND A TRIAL BY JURY IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY DOCUMENT CONTEMPLATED HEREIN OR OTHERWISE RELATED HERETO.

Section 8.7 Arbitration.

(a) If any Legal Dispute arises between the Parties hereto following the Effective Time, the Parties agree to use the following procedures in good faith to resolve such Legal Dispute. For purposes of this Agreement, any Party may give written notice to any other Party of the existence of a Legal Dispute (a “Dispute Notice”).

(b) At any time following the delivery by a Party of a Dispute Notice, either Party may, upon written demand (an “Arbitration Demand”) to the other Party, commence arbitration proceedings in accordance with this Section 8.7; provided, however, that such Arbitration Demand shall not limit the ability of the Parties to mutually negotiate in good faith to resolve any Legal Dispute without following the arbitration procedures set forth in this Section 8.7.

(c) Within seven (7) days of service of an Arbitration Demand, each Party shall serve on the other Party a list of not less than five (5) potential arbitrators. If one potential arbitrator is on the list of both Parties, such person shall be the arbitrator. If more than one potential arbitrator is on the list of both Parties, the Parties shall consult in good faith regarding the selection of the arbitrator and, if the Parties cannot consensually select the arbitrator within three (3) Business Days, the arbitrator shall be selected by drawing lots. If no potential arbitrators appear on the lists of both Parties and the Parties cannot agree on the selection of a single arbitrator within five (5) Business Days of the service of the last-served list of potential arbitrators, then each Party shall select an arbitrator and, for a period of up to five (5) Business Days, the arbitrators so selected shall confer and select a neutral third arbitrator, and the arbitration will be conducted before a three arbitrator panel. If the arbitrators do not select a third arbitrator within such five (5) Business Day period, or if any other time provision of this paragraph is not complied with, then either Party may petition the Court of Chancery of the State of Delaware to appoint the arbitrator or the third arbitrator, as appropriate (and the Parties consent to such appointment).

(d) Each Person listed as a potential arbitrator and any arbitrator selected hereunder must be a retired U.S. federal or state appellate court judge. Further, no arbitrator may be a current or former client or employee of any Party or an attorney that has provided legal advice to any Party. Additionally, prior to his or her assumption of duties as an arbitrator, the arbitrator must sign an oath of neutrality agreed to by the Parties or the Parties must waive any potential conflicts in writing. Any known conflicts or potential conflicts of any arbitrator or potential arbitrator shall be disclosed in writing to the opposing Party.

(e) The arbitration proceeding shall be governed by the U.S. Federal Rules of Civil Procedure and the U.S. Federal Rules of Evidence. The arbitration award shall set forth findings of fact and conclusions of law upon which the award is based in the same manner as a judgment from a U.S. federal court sitting in Delaware. Judgment upon the award rendered by the arbitrators shall be binding upon the Parties and may be entered by any court having jurisdiction thereof. The arbitration proceeding shall take place in Washington, D.C. The language of the arbitration shall be English. The Parties agree that this arbitration procedure may not provide an adequate remedy and that, notwithstanding this Section 8.7, each Party shall be entitled to seek injunctive relief in accordance with Section 8.15 hereof. The institution and maintenance of an action to obtain or enforce equitable remedies shall not constitute a waiver of the right of any Party including the plaintiff to submit the controversy or Claim to arbitration.

(f) All deadlines specified in this Section 8.7 may be extended by mutual agreement. The procedures specified in this Section 8.7 are an essential provision of the Agreement and are legally binding on the Parties. These procedures shall be the sole and exclusive procedures for the resolution of any Legal Dispute between the Parties arising out of or relating to this Agreement after the Effective Time.

(g) The Parties acknowledge that the provisions of this Section 8.7 are intended to provide a private resolution of Legal Disputes between them. Accordingly, all documents, records and other information relating to the Legal Dispute shall at all times be maintained in the strictest confidence and not disclosed to any third party, other than the arbitrators, except where specifically allowed hereunder, including pursuant to the terms of Section 5.1 hereof. All proceedings, communications and negotiations pursuant to this Section 8.7 shall be confidential. In the event of any judicial challenge to, or enforcement of, any order or award hereunder, any Party may designate such portions of the record of such proceedings, communications, and negotiations as such Party deems appropriate to be filed under seal. All proceedings, communications and negotiations pursuant to this Section 8.7 shall be treated as compromise negotiations for all purposes, including for purposes of the U.S. Federal Rules of Evidence and state rules of evidence. None of the statements, disclosures, offers, or communications (or other assertions made in any proceeding or negotiation) made pursuant to this Section 8.7 shall be deemed admissions, nor shall any of said statements, disclosures, offers, communications or assertions be admissible for any purpose other than the enforcement of the terms of this Section 8.7.

(h) The Parties agree that the terms of this Section 8.7 shall survive the Effective Time.

(i) The Parties agree to have any Legal Dispute decided by neutral arbitration as provided in this Section 8.7 and the Parties are giving up any rights they might possess to have the Legal Dispute litigated in a court or by a jury trial. The Parties are giving up their judicial rights to discovery and appeal, unless such rights are specifically included in this Section 8.7. The Parties acknowledge and agree that their agreement to this arbitration provision is voluntary.

Section 8.8 Severability. To the extent that any provision of this Agreement is determined by a court of competent jurisdiction to be prohibited or otherwise unenforceable, such provision will be ineffective only to the extent of such prohibition or unenforceability and shall not invalidate the remaining provisions of this Agreement. To the extent permitted by Applicable Laws, the Parties waive any provision of Applicable Laws which renders any such provision prohibited or unenforceable in any respect.

Section 8.9 Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Facsimile or scanned and emailed transmission of any signed original document or retransmission of any signed facsimile or scanned and emailed transmission will be deemed the same as delivery of an original. At the request of any Party, the Parties will confirm facsimile or scanned and emailed transmission by signing a duplicate original document.

Section 8.10 No Third-Party Beneficiaries. Nothing expressed or implied in this Agreement is intended, or will be construed, to confer upon or give any Person other than the Parties, and their successors or permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, or result in such Person being deemed a third party beneficiary of this Agreement; provided, that the present and former officers of the Company are the intended third party beneficiaries of Section 5.5 hereof.

Section 8.11 Amendment; Waiver. Any amendment, extension or waiver of any provision of this Agreement after the Closing Date will be valid only if set forth in an instrument in writing signed by both the Stockholder Representative and Parent. Any amendment, extension or waiver granted pursuant to this Section 8.11 by the Stockholder Representative after the Closing shall be binding on all Stockholders and Option Holders. A waiver by a Party of the performance of any covenant, agreement, obligation, condition, representation or warranty will not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty. A waiver by any Party of the performance of any act will not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.

Section 8.12 Entire Agreement. This Agreement and the Ancillary Documents and Parent Ancillary Documents executed pursuant to this Agreement supersede all negotiations, agreements and understandings among the Parties with respect to the subject matter hereof and constitute the entire agreement between the Parties.

Section 8.13 Cooperation Following the Closing. Following the Closing, each of the Parties shall deliver to the others such further information and documents and shall use Reasonable Efforts to execute and deliver to the others such further instruments and agreements as any other Party shall reasonably request to consummate or confirm the transactions provided for in this Agreement, to accomplish the purpose of this Agreement or to assure to the other Party the benefits of this Agreement.

Section 8.14 Transaction Costs. Each Party shall be responsible for its own legal fees and other expenses incurred in connection with the negotiation, preparation, execution or performance of this Agreement; provided, however, that upon the consummation of the Closing, Parent shall pay the Company Transaction Costs as contemplated by Section 2.1(a).

Section 8.15 Specific Performance. The Parties each acknowledge that the rights of each Party to consummate the transactions contemplated by this Agreement are special, unique and of extraordinary character and that, in the event that any Party violates or fails or refuses to perform any covenant or agreement made by it in this Agreement, the non-breaching Party may be without an adequate remedy at law. The Parties agree, therefore, that in the event that any Party violates or fails or refuses to perform any covenant or agreement made by such Party in this Agreement, any non-breaching Party may, subject to the terms of this Agreement and in addition to any remedies at law for damages or other relief, institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief.

ARTICLE IX

DEFINED TERMS

Section 9.1 Certain Defined Terms. The following terms have the meanings ascribed to them as set forth below.

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Actions” means actions, complaints, suits, arbitrations, mediations, claims, proceedings or investigations.

“Affiliate” of any specified Person means any other Person directly or indirectly Controlling, Controlled by or under direct or indirect common Control with, such specified Person; provided, however, that in the case of the Company, Michael Sahady shall not be deemed an Affiliate.

“Ancillary Documents” means any certificate, agreement, document or other instrument to be executed and delivered by any Stockholder in connection with the transactions contemplated by this Agreement and any certificate, agreement, document or other instrument to be executed and delivered by the Company in connection with the transactions contemplated by this Agreement.

“Applicable Laws” means all applicable federal, state, provincial, municipal, local, common and foreign laws, statutes, rules, regulations, ordinances, codes, orders, decrees, injunctions, judgments and other legislative, administrative or judicial promulgations, including those of all Governmental Entities or arbitration panels, in each case as amended and in effect from time to time.

“Avid Lease” means that certain Commercial Lease Agreement by and between Avid Realty, L.L.C. and the Company, dated February 24, 2009, as amended on August 26, 2010.

“Board of Directors” means the Board of Directors of the Company.

“Business Day” means any day except Saturday or Sunday or any day on which banks are generally not open for business in New York City, New York.

“Claims” means any and all claims, demands, liabilities, obligations, damages, remedies, suits, costs, losses, debts, and expenses (including attorneys’ fees and costs) of any kind whatsoever, whether in law or equity and whether arising under federal, state or local law, in each case arising from or relating to any acts, omissions or other conduct by any party that occurred on or prior to the Closing Date.

“Closing Date Majority” means the Stockholders representing at least a majority of the shares of Common Stock outstanding and at least a majority of the shares of Preferred Stock outstanding at the Effective Time.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each Employee Benefit Plan (as defined below) that is sponsored, maintained or contributed to by the Company or any of its ERISA Affiliates, or with respect to which the Company or any of its ERISA Affiliates has any direct or indirect obligation to make contributions or with respect to which the Company or any of its ERISA Affiliates has or may in the future have any liability.

“Company Options” means any outstanding, unexercised and unexpired stock options and other rights to purchase or otherwise acquire shares of the Company’s capital stock.

“Company Transaction Costs” means (i) all fees, costs and expenses of any brokers, financial advisors, consultants, accountants, attorneys or other professionals engaged by the Company that are payable by the Company, in connection with the structuring, negotiation or consummation of the transactions contemplated by this Agreement and any other Ancillary Documents and (ii) one-half of the fees and expenses payable to the Escrow Agent.

“Control,” when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. The terms “Controlling” and “Controlled” have meanings correlative to the foregoing.

“Dissenting Shares” means any Outstanding Shares that are held by any Stockholder who (a) has not voted in favor of the Merger or consented thereto in writing and (b) who has demanded properly in writing an appraisal for such Outstanding Shares in accordance with Section 262 of the DGCL.

“Employee Benefit Plan” means each (i) “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, (ii) equity bonus, equity ownership, option, restricted equity, equity purchase, equity appreciation rights, phantom equity, or other equity-based compensation plan or arrangement, (iii) bonus plan or arrangement, incentive award plan or arrangement, deferred compensation agreement or arrangement, executive compensation or supplemental income or retirement arrangement, personnel policy, vacation or paid time off policy, severance pay plan, policy or agreement, change in control agreement, consulting agreement, or employment agreement, and (iv) other employee benefit plan, agreement, arrangement, program, practice or understanding providing for employee benefits or for the remuneration, direct or indirect, of employees, former employees, directors, officers, consultants, independent contractors, contingent workers or leased employees or the dependents of any of them (whether written or oral, other than workers’ compensation, unemployment compensation and other governmental programs).

“Employee Payments” means all fees, bonus amounts, change of control payments, “Results Bonus Pool” entitlements and similar amounts payable to any officers or employees of the Company resulting from the consummation of the transactions contemplated by this Agreement, as set forth in Schedule 2.1(a)(iii).

“Environmental Health and Safety Requirements” means all applicable federal, state, provincial, municipal, and local laws, statutes, regulations, ordinances, by-laws, codes, standards, directives and other provisions (including those in foreign jurisdictions) having the force or effect of law, all judicial and administrative orders and determinations, and all common law concerning public health and safety, pollution, the protection or preservation of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, warning, discharge, release, threatened release, control, or cleanup of any Hazardous Materials substances or wastes.

“Environmental Liabilities” means any and all liabilities incurred or imposed (a) pursuant to any order, notice of responsibility, directive, injunction, judgment or similar act (including settlements) by any Governmental Entity, to the extent arising out of a violation of Environmental Health and Safety Requirements or (b) pursuant to any Claim or cause of action by a Person for personal injury, property damage, damage to natural resources, remediation costs or response costs, to the extent arising out of or attributable to any violation of, or any remedial obligation under, any Environmental Health and Safety Requirement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that, together with the Company, would be deemed a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” means JPMorgan Chase Bank, National Association.

“Escrow Agreement” means that certain Escrow Agreement, dated as of even date herewith, by and among Parent, the Stockholder Representative and the Escrow Agent, set forth on Exhibit B hereto.

“Escrow Amount” means an aggregate amount of United States Dollars in cash equal to six-million dollars ($6,000,000), together with any interest or earnings thereon, which amount shall be deposited with the Escrow Agent at Closing pursuant to the terms hereof and the terms of the Escrow Agreement.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” and, collectively, “Governmental Entities” means any federal, state, provincial, municipal or local or foreign government or any court, tribunal, administrative or regulatory agency or commission or other governmental entity, ministry, department, authority or agency, whether domestic or foreign.

“Hazardous Materials” means any waste, pollutant, contaminant, hazardous substance, toxic, ignitable, flammable, reactive or corrosive substance, hazardous waste, special waste, industrial substance, industrial by-product, industrial intermediate product or waste, petroleum or petroleum-derived substance or waste, chemical liquids or solids, liquid or gaseous products, or any constituent or combination of any such substance or waste, the storage, manufacture, generation, treatment, transportation, release, remediation, use, handling or disposal of which by the Company is in any way governed by or subject to any applicable Environmental Health and Safety Requirement.

“Indebtedness” means, with respect to any specified Person at any date, without duplication, (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person for a deferred purchase price (other than trade payables incurred in the ordinary course of such Person’s business, consistent with past practice), (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such Person under capital leases, (e) all obligations of such Person, contingent or otherwise, as an account party or applicant under or in respect of acceptances, letters of credit, surety bonds or similar arrangements, whether or not drawn, (f) all obligations of such Person created or arising under any conditional sale or title retention agreement, (g) the liquidation value or redemption price, as the case may be, of all preferred or redeemable stock of such Person, (h) all net obligations of such Person payable under any rate, currency, commodity or other swap, option or derivative agreement, (i) all obligations secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien (other than Permitted Exceptions) on property owned by such Person, whether or not such Person has assumed or become liable for the payment of such obligation and (j) all obligations of others guaranteed by such Person; provided, however, that the term Indebtedness shall not include (x) any operating leases (excluding, for the avoidance of doubt, any notes or similar instruments with Bank of America, N.A. and Banc of America Leasing & Capital, LLC, which shall be deemed “Indebtedness” for all purposes under this Agreement) or (y) the Preferred Stock.

“Intellectual Property” shall mean all rights, title or interest in or arising under the laws of the United States, any state, any other country or international treaty regime, whether or not filed, perfected, registered, or recorded, including all renewals, certificates of invention and other indicia of invention ownership, trademarks, patents, patent or trademark applications and patent or trademark rights, including any such rights granted upon any reissue, reexamination, division, extension, provisional, continuation, or continuation-in-part applications, and equivalent or similar rights anywhere in the world in inventions and discoveries.

“Knowledge” means (i) with respect to the Company, the actual knowledge of the executive officers of the Company listed on Schedule 9.1, in each case after due inquiry and investigation, and (ii) with respect to Parent or Merger Sub, the actual knowledge of the Chief Executive Officer or Chief Financial Officer of Parent, in each case after due inquiry and investigation.

“Lease Option Agreement” means that certain Lease Purchase Option Agreement, dated as of August 26, 2010, by and between the Company and Avid Realty, L.L.C., set forth in Exhibit D hereto and made a part of the Avid Lease.

“Legal Dispute” means a disagreement, dispute or Action arising out of or relating to this Agreement or any related document or the transactions contemplated hereby or thereby.

“Liens” means mortgages, deeds of trust, liens, security interests, pledges, leases, conditional sale contracts, charges, privileges, easements, rights of way, reservations and other encumbrances.

“Losses” means any and all Claims and damages whenever arising or incurred, including amounts paid in settlement, costs of investigation and reasonable attorneys’ fees and expenses.

“Made Available” means, with respect to any specific agreements, information or documents, the provision in good faith of such agreements, documents or other information with reasonable designation of the nature of such documents, agreements or other information.

“Material Adverse Effect” means any change, event or effect that is materially adverse to the financial condition, assets, business or results of operations of the Company taken as a whole; provided, however, that the following shall be disregarded for purposes of determining whether a Material Adverse Effect has occurred: (A) changes in general economic or financial market conditions, so long as such changes do not have a disproportionately adverse effect on the Company relative to similarly situated companies; (B) the outbreak or escalation of hostilities, the declaration of war or the occurrence of any natural disasters or acts of terrorism; (C) the disclosure of the fact that Parent is the prospective acquirer of the Company, including any adverse change in any employee, customer, distributor, supplier or similar relationships resulting therefrom; (D) any change in GAAP; (E) any occurrence, condition, change, event or effect to the extent that it is primarily the result of the public announcement or pendency of the transactions contemplated hereby; or (F) any occurrence, condition, change, event or effect resulting from (x) any action taken by the Company in compliance with the terms of this Agreement or (y) permitted actions taken by Parent or Merger Sub hereunder.

“NASDAQ” means the NASDAQ Stock Market.

“Ownership Percentage” means (a) with respect to each Stockholder, an amount equal to the total number of shares of Common Stock and Preferred Stock divided by the total number of Fully-Diluted Shares, and (b) with respect to each Option Holder, an amount equal to the total number of shares of Common Stock issuable upon the exercise of all Company Options owned by such Option Holder divided by the total number of Fully-Diluted Shares.

“Parent Ancillary Documents” means, aside from this Agreement and the Certificate of Merger, any other certificate, agreement, document or other instrument to be executed and delivered by Parent or Merger Sub in connection with the transactions contemplated by this Agreement.

“Paying Agent” means U.S. Trust Corporation.

“Paying Agent Agreement” means that certain Paying Agent Agreement, dated as of even date herewith, by and among Parent, the Stockholder Representative and U.S. Trust Corporation, set forth on Exhibit G hereto.

“Permits” means any franchise, license, permit, right-of-way, variance, easement, certificate, consent, clearance, registration, exemption, order, approval or authorization granted by any Governmental Entity.

“Permitted Exceptions” means (i) defects or irregularities of title or encumbrances of a nature that do not materially impair ownership or operation of the assets affected thereby, (ii) Liens that secure obligations not yet due and payable or, if such obligations are due and payable and have not been paid, Liens securing such obligations that are being diligently contested in good faith and by appropriate proceedings (any such contests existing on the date hereof and involving an amount in excess of $25,000 being described in Schedule 3.12), (iii) operators’, vendors’, suppliers’, carriers’, warehousemen’s, repairmen’s, mechanics’, workmen’s, materialman’s’, construction liens (during repair or upgrade periods) or other like Liens imposed by Applicable Law arising or incurred in the ordinary course of business of the Company, (iv) Liens reflected in the results of the search for UCC financing and fixture filings that the Company has Made Available to Parent, (v) pledges or deposits made in the ordinary course of business of the Company in connection with workers’ compensation, unemployment insurance or social security legislation, (vi) deposits to secure the performance of bids, contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business of the Company; (vii) Liens for current Taxes not yet due and payable, or that are being contested in good faith by appropriate proceedings and for which adequate reserves are reflected in the Financial Statements, (viii) purchase money Liens limited to the specific property acquired with such purchase money, (ix) the rights of licensors and licensees under Intellectual Property licenses executed in the ordinary course of business, (x) matters shown on an accurate real estate survey or visual inspection of real estate assets, (xi) all zoning, land use and building laws applicable to real estate, and (xii) Liens which shall be removed prior to or at the Closing; provided, however, that none of foregoing items listed in clauses (i) through (xii) of this definition shall be deemed “Permitted Exceptions” unless they would not, individually or in the aggregate, materially interfere with the ongoing conduct of the business by the Company.

“Person” means any individual, corporation, partnership, firm, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity (or political subdivision thereof) or other entity.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

“Reasonable Efforts” means, with respect to a given objective, the efforts that a reasonable Person in the position of the applicable Party would use to achieve that objective as expeditiously as reasonably possible; provided, however, that an obligation to use Reasonable Efforts under this Agreement (i) does not require such Party to initiate any litigation or arbitration and (ii) does not require any Principal Stockholder to incur any expense or liability in connection with obtaining any consents referred to in this Agreement.

“SEC” means the U.S. Securities and Exchange Commission.

“Stockholder Taxes” means any and all Taxes imposed on Parent or the Surviving Company or for which the Company or the Surviving Company may otherwise be liable (a) resulting from a breach of the representations and warranties set forth in Section 3.13 (determined without regard to any materiality or knowledge qualifiers or any scheduled items); (b) as a result of Company being a member of any consolidated group on or prior to the Closing Date by reason of Treasury Regulations Section 1.1502-6(a) or any similar foreign, state or local law; (c) of any other Person for which the Company or the Surviving Company is as of the Closing Date or has been prior to the Closing Date liable as a transferee or successor, by contract or otherwise; or (d) that are social security, Medicare, unemployment or other employment or withholding Taxes owed by any Company employee, Stockholder or Option Holder as a result of any payments made to any Company employee, Stockholder or Option Holder pursuant to the transactions contemplated by this Agreement.

“Straddle Period” means any Tax period beginning on or before the Closing Date and ending after the Closing Date.

“Tax” or “Taxes” means (a) any taxes, assessments, fees, levies, duties, unclaimed property and escheat obligations, and other governmental charges imposed by any Governmental Entity, including income, profits, gross receipts, margin, net proceeds, alternative or add-on minimum, ad valorem, real property (including assessments, fees or other charges imposed by any Governmental Entity that are based on the use or ownership of real property), value added, turnover, goods and services, sales, use, property, personal property (tangible and intangible), environmental, stamp, leasing, lease, user, excise, duty, franchise, capital stock, transfer, registration, license, withholding, social security, social contribution, unemployment, disability, payroll, employment, fuel, excess profits, occupational, premium, windfall profit, severance, estimated, and all other taxes of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not; and (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of an affiliated, consolidated, combined or unitary group of which the Company is or was a member on or prior to the Closing Date by reason of Treasury Regulations Section 1.1502-6(a) or any similar foreign, state or local law; and (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of the operation of law or any express or implied obligation to indemnify any other Person.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to or required to be filed in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Unresolved Claim Amount” means, as of the applicable date of determination, the aggregate amounts reserved and withheld from distribution to the Paying Agent (on behalf of the former Stockholders and Option Holders) sufficient to cover any Parent Losses that are reasonably likely to result from such unresolved or unpaid Claims for indemnification by any Parent Indemnified Parties, in each case for which a Parent Indemnified Party has given notice to the Escrow Agent and the Stockholder Representative pursuant to the terms of this Agreement and the Escrow Agreement.

Section 9.2 Additional Defined Terms. The following terms have the meanings ascribed to them in the applicable sections referenced below.

Acquisition Amount	2.1
Agreement	Preamble
Arbitration Demand	8.7(b)
Certificate of Merger	1.3
Closing	1.2

Closing Date	1.2
Common Stock	Recitals
Company	Preamble
Company Contracts	3.12(a)
Company Regulatory Agency	3.28(a)
Company Stockholder Approval	Recitals
D&O Indemnified Parties	5.5(a)
DGCL	1.1
Dispute Notice	8.7(a)
Effective Time	1.3
Enforceability Exceptions	3.2(b)
Escrow Period	7.5(d)
FCPA	3.25
FDA	3.28(a)
Financial Statements	3.7
Fully-Diluted Shares	Recitals
Indebtedness Pay-off Amount	2.1
Indemnification Escrow Termination Date	2.3(a)(ii)
Indemnified Party	7.3(a)
Indemnifying Party	7.3(a)
Insured Parties	5.5(b)
Major Customers	3.23(a)
Major Suppliers	3.23(a)
Merger	Recitals
Merger Consideration	2.1
Merger Sub	Preamble
Most Recent Balance Sheet	3.7
Option Holder	Recitals
Option Merger Consideration Payable at Closing	2.1(f)
Outstanding Shares	Recitals
Parent	Preamble
Parent Basket	7.4(a)
Parent De Minimis Threshold	7.4(a)
Parent Indemnified Parties	7.1(a)
Parent Losses	7.1(b)
Parties	Preamble
Party	Preamble
Per-Option Merger Consideration	2.1
Per-Share Merger Consideration	2.1
Preferred Stock	Recitals
Real Estate Leases	3.5(a)
Release Agreement	2.3(b)
Share Merger Consideration Payable at Closing	2.1(e)
Special Financial Statements	6.5
Stockholder	Recitals
Stockholder Indemnified Parties	7.2(a)

Stockholder Losses	7.2(b)
Stockholder Notice	5.4
Stockholder Representative	Preamble
Surviving Company	1.1

Section 9.3 Construction; Interpretation. This Agreement has been freely and fairly negotiated among the Parties. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party because of the authorship of any provision of this Agreement. Any reference to any law or Applicable Law will be deemed also to refer to such law as amended, modified, succeeded or supplemented from time to time and in effect at any given time, and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “include,” “includes,” and “including” do not limit the preceding terms or words and shall be deemed to be followed by “without limitation.” The term “or” has the inclusive meaning represented by the phrase “and/or.” Pronouns in masculine, feminine and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. Unless the context otherwise requires, the terms “day” and “days” mean and refer to calendar day(s). The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.

Section 9.4 Captions. The titles, captions and table of contents contained in this Agreement are inserted in this Agreement only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision of this Agreement. Unless otherwise specified to the contrary, all references to Articles and Sections are references to Articles and Sections of this Agreement and all references to Schedules, Annexes or Exhibits are references to Schedules, Annexes and Exhibits, respectively, to this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed, as of the date first above written.

MEDICAL ACTION INDUSTRIES INC.

By:	/s/ Paul Meringolo
Name: Paul Meringolo
Title: Chief Executive Officer

MA ACQUISITION INC.

By:	/s/ Paul Meringolo
Name: Paul Meringolo
Title: Chief Executive Officer

AVID MEDICAL, INC.

By:	/s/ Michael Sahady
Name: Michael Sahady
Title: Chief Executive Officer

STOCKHOLDER REPRESENTATIVE

/s/ Michael Sahady
Michael Sahady

SIGNATURE PAGE TO AGREEMENT AMD PLAN OF MERGER